OFFERING STATEMENT

LEXAGENE LIFE SCIENCES, LLC

as Co-Issuer with

LEXAGENE LIFE SCIENCES CF INVESTORS, INC.

LexaGene Life Sciences CF Investors, Inc. is a Delaware corporation (referred to herein as the "Company" or the "CF Vehicle") formed by LexaGene Life Science Manager, LLC, the manager of LexaGene Life Sciences, LLC ("Life Sciences" or the "CF Issuer" and, together with the CF Vehicle, the "Co-Issuers"), for the sole purpose of acquiring, holding and disposing of Class A Common Units representing a membership interest in the CF Issuer (the "Units").

The Company is offering up to 5,000,000 shares of its common stock, par value $0.0001 per share (the "Common Shares"), to potential investors (the "Investors") on a "best-efforts" basis with a minimum threshold amount of 25,750 Common Shares (the "Target Offering Amount"), including a 3% investor fee, in reliance on the exemption from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and the crowdfunding regulations promulgated thereunder ("Regulation CF").

	Common Shares	Offering Price[1]	Offering Commission[2]	Proceeds to Company Before Expenses[3]
Per Share		$ 1.030	$ 0.085	$ 0.945
Target Offering Amount	25,750	$ 25,750.000	$ 2,188.750	$ 23,561.000
Total Maximum	4,854,368	$5,000,000.000	$ 425,000.000	$4,575,000.000

The minimum investment in this Offering by an Investor is $1,030.00 for 1,000 Common Shares, which includes the 3.0% Investor Processing Fee.

Investors will be required to subscribe to the Offering through DealMaker Securities, LLC (the "Intermediary") via the platform managed by Novation Solutions, Inc. O/A "DealMaker" (the "Platform") and agrees to the terms described in this Offering Statement and the Subscription Agreement (in the form attached hereto as Exhibit A). All committed funds will be held in escrow with Enterprise Bank & Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment at any time up to 48 hours prior to October 30, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Common Shares at any time for any reason.

In addition to brokerage services, the Intermediary and its affiliates will provide ongoing consulting services and transfer agent services related to the Offering. The Company will pay the Intermediary and its affiliates approximately $581,500 for such services. Please see the Section of this Offering Statement entitled "THE OFFERING AND PLAN OF DISTRIBUTION" below for additional details regarding the services being provided to the Company and Life Sciences by the Intermediary and its affiliates.

The offer and sale of shares of Common Stock commenced on October 31, 2023 (the "Commencement Date").

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[1] To offset a portion of the transaction costs associated with the Offering, Investors will be required to pay a processing fee (the "Investor Processing Fee") of $0.03 per Common Share, or 3/0% of the investment amount, at the time of subscription.

[2] The Company and Life Sciences have engaged the Intermediary to serve as broker/dealer of record for the Offering. Life Sciences will pay the Intermediary an offering commission equal to 8.5% of the aggregate amount raised by the Intermediary in accordance with the terms of a Broker/Dealer Agreement among Life Sciences, the Company and the Intermediary.

[3] The Company expects that the amount of expenses of the Offering that will be paid by Life Sciences, including historical expenses and those going forward, will be approximately $350,000, not including brokerage commissions and state filing fees.

NOTICES

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Co-Issuers and the terms of the Offering, including the merits and risks involved. The Common Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of the Common Shares offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Common Shares are offered under an exemption from registration; however, the SEC has not made an independent determination that these Common Shares are exempt from registration.

AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK. AN INVESTMENT IN THE COMPANY IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE COMMON SHARES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE COMMON SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES LAWS. ALTHOUGH THIS OFFERING STATEMENT HAS BEEN FILED WITH THE SEC, THE OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT. THE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE OFFERING STATEMENT, THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING USING THE WEB-BASED PLATFORM THROUGH DEALMAKER SECURITIES, LLC, AS THE BROKER/DEALER OF RECORD.

THE COMMON SHARES MAY NOT BE TRANSFERRED BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE COMMON SHARES ARE ISSUED, UNLESS THE COMMON SHARES ARE TRANSFERRED: (I) TO THE COMPANY; (II) TO AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(A) OF REGULATION D; (III) AS PART OF AN OFFERING REGISTERED WITH THE SEC; OR (IV) TO A MEMBER OF THE FAMILY OF THE INVESTOR OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE.

THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY THE INVESTOR IN THE SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY THE INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

FORWARD LOOKING STATEMENTS

THIS OFFERING STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, LIFE SCIENCES, ITS BUSINESS PLAN AND STRATEGY, AND THE INDUSTRIES IT PLANS TO SERVE. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION AVAILABLE TO LIFE SCIENCES' MANAGEMENT AS OF THE DATE THE OFFERING COMMENCED. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE LIFE SCIENCES' ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEITHER THE COMPANY NOR LIFE SCIENCES UNDERTAKES ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

TABLE OF CONTENTS

EXHIBITS

SUMMARY

Background

Life Sciences was formed in August 2023 for the purpose of acquiring and further developing the laboratory pathogen and microbial contaminant diagnostic testing system known as "MiQLab®" and the related proprietary reagent panels and disposable cartridges used to screen for pathogens (collectively, the "MiQLab® System"), as well as the LexaGene patent portfolio, which patents are listed on Exhibit B hereto (together with the MiQLab® System, the "Technologies"). The MiQLab® System was developed by LexaGene, Inc. ("LexaGene"), which was founded by Dr. John (Jack) Regan who invented the MiQLab® System while working at Lawrence Livermore National Laboratory and is the applicant with respect to several patents included in the Technologies.

The Technologies were initially acquired by Meridian LGH Holdings 2, LLC ("LGH Holdings"), an affiliate of the Company and Life Sciences. LGH Holdings had previously loaned LexaGene $1.6 million in November 2022 pursuant to a secured convertible note (the "Note"). It acquired the Technologies by credit bid, as the sole secured creditor of LexaGene, in May 2023 after LexaGene filed a voluntary petition for bankruptcy and liquidation on February 24, 2023, under Chapter 7 of the U.S. Bankruptcy Code – Case No. 23-10261 (the "Bankruptcy Proceeding"). LGH Holdings contributed the Technologies to Meridian LexaGene 2.0 Investors, LLC ("Lexagene 2.0") in June 2023 in exchange for a payment in the amount of $1,729,067, an amount equal to the unrecovered outstanding principal and unpaid interest due on the Note. LexaGene 2.0 has since transferred the Technologies to Life Sciences in exchange for Class B Common Units representing a membership interest of 60% in Life Sciences.

LexaGene Life Sciences Manager, LLC, the manager of Life Sciences ("LLS Manager"), formed the Company on August 18, 2023 for the sole purpose of raising up to $5,000,000 through the Offering in compliance with Regulation CF and using the proceeds to purchase 4,854,368 Class A Common Units representing a membership interest in Life Sciences of up to 12.5%. LLS Manager holds 1,000 Common Shares of the Company purchased for $1.00 per share. LLS Manager also formed a second company, LexaGene Life Sciences RD Investors, LLC, a Delaware limited liability ("RD Investors"), on August 25 2023 for the purpose of raising up to $10,000,000 through the offer and sale of units representing membership interests in RD Investors in compliance with Section 4(a)(2) and Regulation D (the "Reg D Offering").

It is the intention of Life Sciences to raise at least $10,000,000 through the two offerings in order to provide the needed capital to (i) enhance the MiQLab® System, (ii) redesign the test cartridge used in the MiQLab® System, and (iii) market and sell the enhanced MiQLab® System to BCMOs and veterinary clinics and specialty hospitals. See "THE COMPANY AND ITS AFFILIATES – Life Sciences Business Plan" and "COMPANY FINANCIAL CONDITION AND USE OF PROCEEDS – Sources and Uses of Proceeds" for additional information. Proceeds from the Offering and the Reg D Offering will be used to purchase Class A Common Units of Life Sciences representing up to a 25.0% percentage interest in the aggregate, assuming the Offering is fully subscribed and the Reg D Offering raises total capital of $5,000,000. Should the Offering raise less than the total maximum sought, additional subscriptions will be accepted by RD Investors to make up any shortfall in the Offering so that Life Sciences will raise the total capital amount needed to implement its business plan as described above.

The Technologies

The MiQLab® System is a fully automated diagnostic tool ideally suited for the rapid detection of both RNA and DNA based pathogens using a reagent panel currently capable of screening for 10 different pathogens and 33 markers for antibiotic resistance. The system is designed to be easily operated by non-technical personnel, allowing the system to be placed at sample collection sites for just-in-time use. This system is currently capable of processing a sample and delivering results in approximately two hours, depending on the size of the diagnostic sample being processed and whether the screening is for RNA or DNA.

The big advantage of the MiQLab® System is that it provides non-technical users with a powerful PCR-based system to test a range of sample types at the user's location in a much shorter time-period than is possible with traditional culture methods. Point-of-need PCR testing is important (a) to quickly identify the cause of an infection so that the best treatment can be prescribed based on the molecular profile of the detected pathogen and (b) for early detection of biological contaminants in biomanufacturing which can prevent substantial financial losses being incurred by biologics contract manufacturing organizations ("BCMOs") that presently rely on technologies that are slower at identifying contaminated lots. These manufacturers produce the vast majority of biologics and vaccines for human and animal health.

Product Enhancement and Use of Proceeds

Life Sciences intends to use the proceeds from the sale of its Class A Common Units to (a) enhance the MiQLab® System and redesign the testing cartridge so that it can achieve a sensitivity of 10 CFU/ml, broaden the range of pathogens identifiable by testing, and improve the time required to process samples (the "MiQLab® 2.0 System") and (b) initiate marketing of the MiQLab® 2.0 System to (i) BCMOs for broad-spectrum microbial contamination testing and (ii) veterinary hospitals and clinics to rapidly identify antimicrobial resistance ("AMR") pathogens, which will allow the treating veterinarian to administer the appropriate antibiotics for treatment. The Company anticipates this being approximately a 24-month process to get the revised technology in the hands of potential customers for testing and further validation. Once the "MiQLab® 2.0" System has been developed and sales are generating sufficient revenues to attract a potential buyer, Life Sciences intends to sell the improved Technologies or the company to a third party.

A critical component to enhancing the MiQLab® System is a new license for the use of certain technologies developed by Dr. Regan and others at the Lawrence Livermore National Laboratory ("LLNL") as listed on Exhibit C attached to this Offering Statement. These technologies are critical to the operation of the MiQLab® System. Life Sciences has negotiated a new license agreement with Lawrence Livermore National Security, LLC ("LLNS"), the licensing arm of LLNL, for the exclusive use of these technologies. Life Sciences' rights to use the LLNL IP are subject to the continuation of and compliance with the terms of the license. Life Science will not control the prosecution, maintenance or filing of the LLNL IP and other intellectual property licensed to it by LLNS, or the enforcement of these intellectual property rights against third parties.

Market Opportunities

Life Sciences is focused on the market opportunities further described below due to the fact that oversight by the U.S. Food and Drug Administration ("FDA") is limited, or non-existent, in these industry sectors. For example, there are no requirements for FDA pre-market approval of medical devices intended for animal use. Biological testing is not subject to FDA approval either, although the biopharmaceutical products manufactured by biologics contract manufacturing organizations ("BCMOs") are subject to extensive regulation by the FDA. There are other viable applications for use of the MiQLab® System, including human clinical diagnostics, food safety and biohazard detection. However, these markets are subject to significantly more regulatory oversight than bioburden testing for BCMOs and veterinary diagnostics.

BCMOs

BCMOs make the vast majority of biologics – drugs, vaccines, monoclonal antibodies, growth factors and immune modulators – developed for human and animal health by pharmaceutical companies. These are often manufactured in large bioreactors that can become contaminated, resulting in significant financial loss for the manufacturer, as well as potential liability related to any contaminated product distributed by a BCMO to pharmaceutical companies and other biotechnology end-users. BCMOs use bioburden testing (the process that measures viable microorganisms present in raw materials) to detect contaminate organisms. Traditionally, this industry has used the "compendial method" – the manual collection of organisms on media plates, incubated for days or weeks, and then visually inspected for detection The industry is increasingly turning to automated polymerase chain reaction ("PCR") testing to detect contaminates, such as the MiQLab® System, due to its speed and sensitivity with the expectation that new technology adoption can offer several benefits – more rapid process turnover, faster and safer product release and lower overall manufacturing costs. Management of Life Sciences believes that the North American molecular diagnostics market size for all testing technologies is approximately $16.4 billion annually, which market is expected to decline at a compounded annual rate of 5.2% from 2023 to 2030 due primarily to the decline in COVID 19 testing.[4] The BCMO market for bioburden testing, which is the initial submarket targeted for use of the MiQLab® 2.0 System, exceeded $1.0 billion in 2022 globally. This contamination detection testing market is projected to grow from $1.24

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[4] Source: North American Molecular Diagnostics Market Size Report, 2030 published by Grand View Research, Inc.

billion in 2023 to $3.3 billion by 2032, or a compounded annual growth rate ("CAGR") of 13.0%.[5] The raw materials testing segment is expected to grow even faster.

Prior to the Bankruptcy Proceeding, LexaGene completed a validation study with a major BCMO which had purchased a MiQLab® System. This organization has indicated an interest in acquiring additional MiQLab® Systems, with certain modifications identified in the validation study to improve the system for use in the BCMO industry, which modifications will be incorporated into the MiQLab® 2.0 System. Life Sciences will continue the dialogue with this BCMO, as well as others.

<u>Veterinary Diagnostics</u>

The global veterinary diagnostics market size was valued at approximately $11.6 billion in 2022 and is expected to grow at a compounded annual growth rate of 7.7% from 2023 to 2030, while the U.S. market was valued at approximately $4.0 billion in 2022 and is expected to grow at a CAGR of 6.4% from 2023 to 2030.[6] North America accounted for the largest revenue share of veterinary care expenditures in 2022 – more than 45% of the global spend. This growth is attributed to increased expenditure on animal health, rising incidence of zoonotic diseases, technological advances in point-of-care diagnostics (such as the MiQLab® System), frequency of diagnostic testing, and increasing disposable income levels in developing regions of the world. Within the veterinary diagnostics market, Life Sciences is focused on companion animal diagnostics.   Life Sciences believes the market for veterinary diagnostics testing in the companion animal sector is greater than $3 billion per year.[7]

The MiQLab® System has been proven to identify disease-causing pathogens and provide information on antibiotic resistance in approximately two hours, depending on the size of the diagnostic sample being processed and whether the screening is for RNA or DNA pathogens. Current tests for antibiotic resistance rely on lab tests that require one to three days for completion due to the need to mail or deliver samples to a remote lab facility, meaning that any antibiotics initially prescribed prior to obtaining test results may be the improper solution. LexaGene sold several MiQLab® systems prior to its bankruptcy and liquidation, and Life Sciences will seek to expand upon these efforts.

THE OFFERING AND PLAN OF DISTRIBUTION

The Offering

Common Shares Offered:	Up to 4,854,368 shares of Common Stock ("<u>Maximum Offering</u>") on or before October 30, 2024 (the "<u>Offering Deadline</u>")
Minimum Investment:	$1,030.00, or 1,000 shares of Common Stock, which includes the 3.0% Investor Processing Fee
Investment Limits:	If an Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, there is no restriction with respect to the amount of Common Shares such Investor can acquire.
	Each Investor that does not qualify as an "accredited investor" is permitted to invest no more than the following amounts in the previous 12-month period (calculated from the date the investment in the Company is closed) under Regulation CF:
	• for Investors with a net worth <u>or</u> annual income of less than $124,000, such Investor can invest the greater of $2,500.00

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[5] <u>Source</u>: Bioburden Testing Market Research Report published by Market Research Future®, September 2023
[6] <u>Source</u>: Veterinary Diagnostic Services Market Size Report, 2030 published by Grand View Research, Inc.
[7] <u>Source</u>: Veterinary Diagnostics Market Size & Share Report 2030 published by Grand View Research, Inc.

or 5% of the greater of the Investor's annual income or net worth; or

- for Investors with both an annual income <u>and</u> net worth of at least $124,000, 10% of the greater of the Investor's annual income or net worth.

Offering Period:	From the Commencement Date to the Offering Deadline if not sooner terminated by the Company in its sole discretion (the "<u>Offering Period</u>")
Escrow:	Simultaneously with each Investor's delivery of a Subscription Agreement through the web-based platform available at *www.dealmaker.tech* (the "<u>Platform</u>") operated by DealMaker, it shall deposit the purchase price for the number of Common Shares for which it has subscribed with Enterprise Bank & Trust (the "<u>Escrow Agent</u>") by ACH electronic transfer, credit card, wire transfer or other means approved by the Company. See "Escrow Arrangements" below for further information.
	Once subscriptions for 25,750 Common Shares (the "<u>Target Offering Amount</u>") have been accepted by the Company, the Escrow Agent will transfer the subscription proceeds held in escrow at the time or times designated by the Company as a Closing Date.
Closings:	The Company may accept subscriptions until (i) the date on which subscriptions for the Maximum Offering have been accepted by the Company; (ii) 12 months after qualification of the Offering by the SEC, or (iii) the date at which the Offering is earlier terminated by the Company in its sole discretion. Provided that subscriptions for the Target Offering Amount are received and accepted by the Company, it may elect at any time to close all or any portion of the Offering on various dates at or prior to the Offering Deadline (each, a "<u>Closing Date</u>").
Target Offering Amount:	If the Company has not placed the Target Offering Amount by the Offering Deadline, no Common Shares will be sold and all proceeds held in the escrow account maintained with the Escrow Agent will be returned to Investors without interest.
Cancellation of Investment Commitment:	Investors may cancel an investment commitment until 48 hours prior to the earlier to occur of a specified Closing Date or the Offering Deadline. If an Investor does not cancel its investment commitment before the 48-hour period prior to the end of the Offering Period and the Target Offering Amount has been subscribed by the Company, the subscription proceeds held by the Escrow Agent may be released to the Company at a specified Closing Date and the Investor will receive Common Shares and be designated a shareholder on the books and records of the Company.
	DealMaker will notify investors if the Target Offering Amount is not subscribed. Unless the Company places at least the Target Offering Amount, no Common Shares will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned to Investors by the Escrow Agent without interest.

Common Stock of Company Currently Outstanding:	1,000 Common Shares
Common Stock of Company Outstanding after the Offering:	4,855,368 Common Shares (assuming the Maximum Offering is completed)
Use of Proceeds:	The proceeds from the Offering will be used to purchase up to 5,000,000 Class A Common Units representing a 12.5% percentage interest in Life Sciences. Life Sciences will then use the proceeds from such sale to enhance the MiQLab® 2.0 System, hire needed personnel, and initiate marketing and sales of the updated system to BCMOs and veterinary clinics and specialty hospitals. See "Sources and Uses of Proceeds" below for further details with respect to use of proceeds provided by the Company to Life Sciences.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE SUBSCRIPTION OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH SUBSCRIBER DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF COMMON SHARES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR LIFE SCIENCES SINCE THAT DATE.

Plan of Distribution

<u>Intermediary</u>

The Company has engaged DealMaker Securities, LLC (CRD# 315324, SEC# 008-70756, CIK# 0001872856) to act as the intermediary required by Regulation CF in connection with the Offering and as the broker/dealer of record in connection with the Offering. An affiliate of Life Sciences has paid a one-time non-refundable activation fee to the Intermediary in the amount of $10,000 to cover pre-offering due diligence expenses and an additional $10,500 to Intermediary's affiliate DealMaker to cover the costs of preparing a self-directed electronic road show. The Company will also pay the Intermediary, as broker/dealer of record, an offering commission in the amount of 8.5% of the aggregate amount raised by the Company in the Offering, or $425,000 if the Maximum Offering is completed, pursuant to the terms of a Broker/Dealer Agreement among the Company, Life Sciences and the Intermediary. These fees are inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees.

The Intermediary has agreed to provide the following services to the Company as part of its engagement:

- review investor information, including KYC (know your customer) data, perform AML (anti-money laundering) and compliance background checks, and provide a recommendation to the Company whether or not to accept any Investor as a shareholder of the Company;

- review each Investors subscription agreement to confirm such Investors participation in the Offering, and provide a determination to the Company whether or not to accept such Investors subscription;

- contact and/or notify the Company, if needed, to gather additional information from, or clarification of information provided by, the Investor;

- coordinate with third party providers to ensure adequate review and compliance with applicable agreements.

The Intermediary will not provide any investment advice or any investment recommendations to any Investor. It will keep Investor details and data confidential and not disclose such details and data to any third party except as required by any governmental authority and as otherwise set forth in the Broker/Dealer Agreement.

The Intermediary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities of the Company. Neither the Intermediary nor any affiliate thereof has any direct or indirect interest in either the Company, Life Sciences or any affiliate thereof.

Other Services

Investors will be required to use the platform managed by Novation Solutions, Inc. O/A DealMaker (the "Platform") to subscribe for Common Shares and access information related to the Offering. Life Sciences will pay DealMaker a monthly subscription fee for software access of $2,000.00 per month. The Company anticipates using such services for 6 to 8 months.

The Company will also pay a one-time non-refundable asset creation fee to Intermediary affiliate, DealMaker Reach LLC ("Reach"), in the amount of $3,000.00 to cover consulting and developing materials for the self-directed roadshow. In addition, the Company will pay Reach a monthly subscription fee for marketing services of $15,000.00 per month. The Company anticipates using such services for 6 to 8 months.

The Company will also pay a one-time non-refundable onboarding fee to Intermediary affiliate, DealMaker Transfer Agent LLC ("Transfer Agent") in the amount of $2,500 to cover the on-boarding process.

Assuming the Maximum Offering is completed, the Company estimates that the maximum amount of total fees and expenses of the Offering payable to DealMaker and its affiliates, including the offering commission, will be approximately $581,500 (assuming the Company uses the marketing services of DealMaker for an 8-month period of time).

Escrow Arrangements

The Company has retained Enterprise Bank & Trust (the banking subsidiary of Enterprise Financial Services Corp (NASDAQ: EFSC)) to act as escrow agent for all proceeds tendered by Investors in connection with subscriptions for Common Shares. The Company and Life Sciences have entered into an Escrow Agreement with Enterprise Bank & Trust which provides that the bank will retain all proceeds in a segregated account maintained in the name of the Company. Such account will be non-interest bearing.

Investors' funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment, up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided on the Platform. For Investors that do not cancel investment commitments before the 48-hour period prior to the Offering Deadline, their subscription proceeds will be released to the Issuer upon a closing of the Offering and the Investors will receive Common Shares in exchange for their investment.

Investment Process and Confirmation

In order to purchase Common Shares, Investors must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Common Shares indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

The minimum investment is $1,030.00 for 1,000 shares of Common Stock of the Company. Investors will be responsible for paying the 3.0% Investor Processing Fee as part of their investment. This fee is not part of the cost basis of the subscribed Common Shares but will count against the investor limits set forth in this Offering Statement and in the Subscription Agreement.

Investors Tender of Funds

After the Offering Statement has been qualified by the SEC, the Company will accept tenders of funds to purchase the Common Shares. The Company may close on investments using a "rolling" basis (so not all Investors will receive their Common Shares on the same date). Investors may subscribe by tendering funds via wire, debit card, credit card, or ACH only to the Escrow Agent; physical checks will not be accepted.

The Intermediary will not accept tendered funds. Subscriptions received from Investors will be accepted on a "first-come, first-served" basis.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Upon acceptance of the Investors' subscriptions, funds tendered by Investors will be made available to the Company for its use once the Target Offering Amount has been tendered by Investors on a date determined by the Company. ***Where the Company establishes a Closing Date prior to the Offering Deadline, it will provide all investors and the Intermediary notice no later than five (5) business days prior to the established Closing Date of the new date and the amount of proceeds to be released to the Company by the Escrow Agent.*** In the event the Target Offering Amount has not been realized by the Offering Deadline, all funds tendered by Investors will be returned to those investors by the Escrow Agent without interest.

Material Changes

In the event there is any material change in connection with the Offering, including required progress reports (as evidenced by the Company and Life Sciences filing a Form C-U with the SEC), each Investor must reconfirm its investment commitment or its investment commitment will be cancelled and its committed funds will returned without interest. Material changes to the Offering include but are not limited to: (1) a change in minimum offering amount, (2) change in the price to subscribe for Common Shares, (3) any change in management, etc.   See "OTHER REGULATORY MATTERS – Regulation CF" for additional details related to the obligations of the Company and Life Sciences to provide details regarding any material change in the terms of the Offering.

Transfer Agent

The Transfer Agent will maintain stockholder information on a book-entry basis for the Company. The Company will not issue shares in physical or paper form. The books and the records of the Company related to stockholder information will bear a notation that the Common Shares sold in the Offering were sold in reliance upon Regulation CF. Upon instruction by the Subscriber, the Transfer Agent may record the Shares beneficially owned by the Subscriber on the books and records of the Company in the name of any other entity as designated by the Subscriber and in accordance with the Transfer Agent's requirements.

Transfer Restrictions by Investors

During the one-year period beginning on the date on which an Investor acquired Common Shares pursuant to the Offering, Regulation CF prevents the Company from transferring such Common Shares to any other person or entity except: (a) to the Company; (b) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (c) as part of an offering registered under the Securities Act with the SEC; or (d) to a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.


RISK FACTORS


Regulation CF requires that the Company and Life Sciences identify risks that are specific to its business and financial condition. In addition, Life Sciences is subject to the same business risks to which other companies in the diagnostics industry, and all companies in the economy, are exposed. These include risks relating to general economic conditions, political events, pandemics, and technological developments, both locally and globally. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general economic and industry risks as well as specific risks when deciding whether to decide to purchase the Common Shares.

An investment in the Common Shares is highly speculative and involves a high degree of risk. In determining whether to purchase Common Shares, an Investor should carefully consider all of the material risks described below, together with the other information contained in this Offering Statement. An Investor should only purchase Common Shares if it can afford to suffer the loss of their entire investment in the Company.

Risks Related to the Company

The Company is a newly-formed entity with no operating history. The Company is a new business formed for the specific purposes of investing in Life Sciences to enhance and update the Technologies and initially offer diagnostic services to BCMOs and veterinary clinics and specialty hospitals. Therefore, the Company has no prior operating history upon which a Prospective Investor can base a prediction of future results of operations.

Stockholders rely on management to operate the Company. The success of the Company depends upon the operating capabilities of its management, as well as certain Affiliates, which have day-to-day supervision and control the of business affairs of the Company. Neither the members of the Board of Directors of the Company or its principal executive officers (see "MANAGEMENT – Directors, Executive Officers and Significant Employees of Life Sciences and the Company" below for additional information) are obligated to devote their full attention to the operation of the Company. Other business obligations of such persons, generally unrelated to the Company, are likely to require them to devote a portion of their time to matters unrelated to the business of the Company.

The Company lacks historical financial statements since it is a start-up entity. Since each of the Company and Life Sciences was recently formed for the sole purpose of making an investment in Life Sciences, neither has performed any operations to date. As a result, there are no historical financial statements with respect to either the Company or Life Sciences are currently available.

Pro forma financial projections are based on management's best assumptions and may not accurately reflect the results of Company and Life Science operations. The pro forma financial information regarding the operation of Life Sciences is intended to be predictive of actual events and, therefore, is solely an illustration of certain potential economic events based on current information available to management. Each Investor should be aware that the financial information, including forward-looking statements, are by nature uncertain projections of future results since such items are not susceptible to precise measurement as to a number of the factors considered in preparing the pro forma financial information is beyond the control of management.

No assurances can be made that any financial information contained in this Memorandum with respect to the Company or Life Sciences, which has been prepared by management, will prove to be accurate, and potential investors are cautioned against placing excessive reliance on such financial information in deciding whether to invest in the Company. While the management believe the pro forma financial projections to be reasonable, such projections are only estimates of future operating results based on historical operations, current market conditions and forecasts of future operations taking into account current available industry trends and economic analyses. As a result, actual operating results may vary materially from forecasted operating results.

Dividends to stockholders are not guaranteed. Because dividends are dependent upon the success of Life Sciences to enhance the MiQLab® System and successfully market and sell the enhanced system in sufficient quantities to generate an operating profit, the overall health of the national economy, the ongoing expansion of just-in-time diagnostic testing by BCMOs and veterinary clinics and hospitals, and numerous other factors, many of which are beyond the control of management, there is no assurance that the proposed business plan of Life Sciences will result in sufficient operating revenue to enable distributions to the Company by Life Sciences. Furthermore, there is no assurance that a liquidity event, refinancing, or other capital transaction will occur in the foreseeable future which will generate sufficient proceeds for distributions by Life Sciences to the Company or the expected return on investment in Life Sciences.

There is no diversification of capital investment by the Company. The Company will have all of its resources invested in Life Sciences. As a result, the Company's investment in a single entity will result in a lack of diversification and expose the stockholders of the Company to significant risk associated with the medical diagnostics industry. This on a single industry and the lack of diversification increases the risk of materially adverse results, including an Investor's loss of its entire investment.

Risks Related to Life Sciences

Life Sciences is in the early commercialization stage of its business and has a very limited history of operations. Therefore, Life Sciences is subject to the risks associated with most early-stage companies, including uncertainty of the success and acceptance of its products, uncertainty of revenues, profitability, and the continuing need to raise additional capital. Its business prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies at this stage. Such risks include the evolving and unpredictable nature of its business, its ability to anticipate and adapt to a rapidly evolving market, acceptance by consumers of its products, its ability to identify, attract and retain qualified personnel, and its ability to generate sufficient revenue or raise sufficient capital to carry out its business plan. ***There can be no assurance that Life Sciences will be successful in adequately mitigating any of these risks or successfully implementing its business plan.***

Any valuation of the Company at this stage is difficult to ascertain. The valuation for this Offering was established by management of Life Sciences and the Company based primarily on the financial needs of Life Sciences. This differs significantly from profitable companies, which are valued using a multiple of earnings or liquidation value, in the case of private companies, and market-driven stock prices for public companies. The valuation of private companies, especially early-stage companies, is much more difficult to assess than a public company, and Investors may risk overpaying for an investment in the Company.

The ability of Life Sciences to continue as a going concern is dependent on its success at raising additional capital sufficient to meet obligations on a timely basis. We anticipate spending substantial funds in connection with the development of the improved MiQLab® 2.0 System meeting requirements identified in a validation study with a major BCMO completed in late 2022 by Life Sciences' predecessor, LexaGene, Inc. We expect that Life Sciences' operating losses will fluctuate significantly from quarter to quarter and year to year due to product development activities and the timing of sales, if any, of the MiQLab® 2.0 System.

We anticipate funds from Life Sciences' operations to be limited for the foreseeable future as initial activities will be primarily research and development necessary to update the existing MiQLab® System Accordingly, Life Sciences may need to raise additional capital to continue to fund its operations, support its sales and marketing programs, support its research and development efforts, support any regulatory approval processes, support its manufacturing requirements, and purchase inventory to meet its customers' demands. We anticipate Life Sciences raising additional funds for these purposes through various ways, including equity financings through the Company, other affiliates or directly, debt financings by Life Sciences, exclusivity payments and possibly from other sources. There can be no assurance that additional funding will be available on terms acceptable to management, or available to Life Sciences at all.

Life Science is currently dependent on key personnel. The success of Life Sciences' business plan depends, to a large degree, on its ability to rehire members of the LexaGene executive management team, including Dr. John (Jack) Regan, the inventor of the technology being utilized by the Company, and other key engineering, software and hardware personnel under consideration. In addition, Life Sciences will need to hire additional personnel with the necessary experience to implement the business plan and grow Life Sciences. The industry knowledge of these individuals would be difficult to replace. If any of these individuals were to leave Life Sciences unexpectedly, it could face substantial difficulty in hiring qualified successors. If Life Sciences is unable to recruit and retain a sufficient number of qualified individuals, or if the individuals it employs do not meet management standards and expectations, the company may not be able to successfully execute on its business strategy, and its operations and revenues could be adversely affected.

The failure to attract and retain highly qualified personnel in the future could harm Life Sciences' business. As Life Sciences grows, it will be required to hire and attract additional qualified professionals such as scientific personnel with experience in technology, biology and engineering, project managers, regulatory professionals, sales and marketing professionals, and accounting, legal, and finance experts. Life Sciences may not be able to locate or attract qualified individuals for such positions, which will affect its ability to grow and expand its business.

Life Sciences will face intense competition from other companies – many of which have substantially greater resources than it does - that are developing or have developed genetic analyzers designed to exploit similar markets to those in which Life Sciences intend to penetrate. The diagnostics market in which Life Sciences participates is highly complex and competitive. Life Sciences will compete with other companies that are developing or have developed genetic analyzers designed to exploit similar markets to those in which the company intends to operate. Many of these other companies have substantially greater resources than Life Sciences. There can be no assurance that developments by other companies will not adversely affect the competitiveness of its technologies. The diagnostics industry is characterized by extensive research and development efforts and rapid technological change. Competition can be expected to increase as technological advances are made and commercial applications for diagnostic technologies increase. Life Sciences' competitors may use different technologies or approaches to develop products similar to the products which its predecessor developed, or may develop, new or enhanced products or processes that may be more effective and less expensive. There can be no assurance that any product developed by Life Sciences will compete successfully or that research and new industry developments will not render its products obsolete or uneconomical.

The commercial potential of Life Sciences products is difficult to predict. Management believes that the emerging nature of the diagnostics industry and Life Sciences unproven business plan make it difficult to estimate the commercial potential of any of Life Sciences existing or future products. The market for the MiQLab® 2.0 System will depend on important factors such as the cost, utility and ease of use, changing standards of care, preferences of customers, and the availability of competitive alternatives that currently exist or may emerge while Life Sciences enhances the current version of the MiQLab® System. If the market potential for the enhanced MiQLab® 2.0 System is less than the management of Life Sciences anticipates due to one or more of these factors, it could negatively impact our business, financial condition and results of operations.

The MiQLab® System offers a novel approach to microbial testing, which may adversely affect market acceptance of this technology. To date, the majority of microbial testing is performed by outside parties requiring samples to be sent to their labs or facilities via currier or express mail – the "shipment method." Frequently, these processes may take days and even weeks to return results. The MiQLab® System concept provides end users with an alternative to the shipment method, by offering a technology to perform testing on-site. Technology being used at on-site testing facilities already exists and new technologies are rapidly being developed, making it difficult to predict how well the MiQLab® 2.0 System will be accepted. Accordingly, adoption may require significant marketing and education and it may take time for the MiQLab® 2.0 System to gain market acceptance. In addition, the MiQLab® System is considered "open access," which provides the end-user the opportunity to automate customized genetic screens. While this unique feature may be of interest in certain industries where time-to-process is key, others may not value the benefit of the "open-access" feature and could find it too difficult to operate and generate consistent results. If the company cannot successfully address these risks, its business and financial condition will suffer.

Life Sciences' dependence on third-party suppliers - some of whom are single-source suppliers - could limit its ability to sell certain products or negatively affect our operating results. Life Sciences will rely on third-party suppliers to provide components and raw materials (including biological materials) for the MiQLab® 2.0 System. Actions taken by third-party suppliers in operating their business, as well as any disruptions to their business operations (or their supplier's business operations), could disrupt its supply chain or operations and materially negatively impact our ability to supply the market, lead to higher costs, potentially decrease sales, and damage our reputation with our customers.

In addition, Life Sciences currently purchase some products, components, and materials for use in the MiQLab® System from sole or single sources. Some of these products are proprietary and, therefore, cannot be readily or easily replaced by alternative sources. Even if products, components, and materials were to become available to Life Sciences from alternative suppliers, it likely would incur additional costs and delays in identifying or qualifying replacement materials, and there can be no assurance that replacements would be available to the company on acceptable terms, or at all.

Life Sciences biologic products are complex and difficult to manufacture, which could negatively affect its ability to supply customers. Manufacturing biologic products is highly complex due to the inherent variability of biological materials and the difficulty of controlling the interactions of these materials with other components of the products, samples, and the environment. There can be no assurance that Life Sciences will be able to maintain adequate sources of biological materials or that it will be able to consistently manufacture biologic products that satisfy applicable product release criteria and regulatory requirements. Further, products that meet release criteria at the time of manufacture may fall out of specification while in customer inventory, which could require Life Sciences to incur expenses associated with recalling products and providing customers with new products, either of which could damage customer relations. Life Sciences inability to produce or obtain necessary biological materials or to successfully manufacture biologic products that incorporate such materials could result in its inability to supply customers with these products, which would have an adverse effect on its results of operations.

Risks Related to the Technology

Life Sciences' technology is evolving in order to meet customer needs and maintain its competitive position in targeted markets – BCMO contamination testing and veterinary diagnostics. Testing for microbes creates risks with respect to any technology related to the testing process, including false positive risk due to poor specificity, false negative risk due to poor sensitivity, component failure, and the quality and size of the sample being analyzed. In addition to these general risks, Life Sciences' technology has specific challenges given the innovative nature of the MiQLab® System. These include:

- Dormancy: The system's microfluidic technology relies on priming fluids throughout the system. Life Sciences does not have sufficient data from commercial operations to know how well this technology will handle periods of dormancy when the MiQLab® System is not in use. If the system is not primed properly after prolonged periods of dormancy, the initial sample test after start-up may fail to process successfully.

- Time to Result: The current model of the MiQLab® System processes analyses in approximately two hours. Life Sciences is targeting a time-to-result of one hour for the MiQLab® 2.0 System. Some vendors of molecular tests can process quicker, but such shorter time-to-result is accomplished by skipping sample preparation and assembling only a single result. In contrast, Life Sciences' technology is designed to do a quality sample preparation and looks for numerous pathogens, which adds significant time to obtain results. At the conclusion of processing a sample, the MiQLab System initiates an automated cleaning protocol necessary to avoid contamination of the next test, which further adds to the time until the next sample can be processed.

- Size of System: Some molecular tests are now being offered that effectively fit in the palm of your hand. These tests generally look for one target pathogen. Life Sciences' technology was designed for quality sample preparation and uses one test to target multiple pathogens with overlapping signs and symptoms. The Life Sciences' technology is considerably larger than handheld instruments as well. Many of its target customers may view a MiQLab® System as too big and too heavy, thereby eliminating a sale opportunity.

- Accuracy: Life Science is competing against technologies that provide more complete information than what is possible from a limited real-time PCR, multiplex reaction, performed by the MiQLab® System. For example, culture followed by mass spectroscopy or microarrays and sequencing are capable of identifying numerous species of bacteria. In contrast to the limited microbial testing capability of the MiQLab® System, some infections may be missed. These false negative pathogen tests may adversely affect market acceptance of our technology.

- Improvement Risk: Life Sciences intends to use proceeds from the sale of its Class A Common Units to the Company to improve the original MiQLab System to better meet the needs of end-users. The anticipated changes in the technology have not been reduced to practice, and significant technology risk remains for the Company. There is no guarantee any of the changes will result in improvements to the technology and there is a possibility the proposed changes will not achieve the desired results.

Life Sciences' ability to obtain intellectual property protection for its products is limited. If Life Sciences cannot obtain intellectual property protection for its products, our business may be negatively impacted. Life Sciences' success depends in part on its ability to maintain or obtain and enforce patent and other intellectual property protections for its processes and technologies and to operate without infringing upon the proprietary rights of outside parties or having outside parties circumvent the rights which the company owns or licenses. Life Sciences has applications and registrations in the United States and other jurisdictions and expects to seek additional patents and registrations in the future. Patents provide some degree of protection for intellectual property; however, patent protection involves complex legal and factual determinations and is therefore uncertain. Life Sciences cannot be assured that its patents or patent applications will be valid or will issue over prior art. Additionally, Life Sciences cannot be assured that the scope of any claims granted in any patent will be commercially useful or will provide adequate protection for the technology used currently or in the future. Furthermore, Life Sciences cannot be certain that the creators of its technology were the first inventors of inventions and processes covered by its patents and patent applications or that they were the first to file. Accordingly, Life Sciences cannot be assured that its patents will be valid or will afford protection against competitors with similar technology or processes until challenged.

Life Sciences' diagnostic and therapeutic technologies depend on certain technologies that are the intellectual property of others. The inability to renew or maintain existing licenses will result in the loss of Life Sciences' rights to use such intellectual property and prevent us from marketing our diagnostic products. Life Sciences' diagnostic technologies are dependent on intellectual property developed by LLNL and described on Exhibit C to this Offering Statement (the "LLNL IP"). LexaGene licensed the LLNL IP, but the license automatically terminated at the time LexaGene filed bankruptcy. As a result, LGH Holdings was not able to obtain rights to the LLNL IP in the purchase of the Technologies. Life Sciences has negotiated a new license with LLNS, the manager and operator of LLNL, to license the LLNL IP. Life Sciences' rights to use the LLNL IP are subject to the continuation of and compliance with the terms of the license. Life Science will not control the prosecution, maintenance or filing of the LLNL IP and other intellectual property licensed to it by LLNS, or the enforcement of these intellectual property rights against third parties.

Risks Related to the Common Shares

There is no current market for the Common Shares. There is no formal marketplace for the resale of the Company's Common Shares. The Company has made no commitment to list the Common Shares currently or at any time in the future. As a result, Investors should assume that they will not be able to liquidate their investment at any foreseeable time in the future or be able to pledge their shares as collateral.

The Company's Amended and Restated Certificate of Incorporation has a forum selection provision that requires certain disputes be resolved in the Court of Chancery of the State of Delaware, regardless of convenience or cost to holders of the Company Common Stock. Under Article 12 of our Amended and Restated Certificate of Incorporation, stockholders are required to resolve disputes related to the governance of the Company in the Court of Chancery located in the State of Delaware. The forum selection provision applies to (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine. It is possible that, notwithstanding the forum selection clause included in our Amended and Restated Certificate of Incorporation, a court could rule that such a provision is inapplicable or unenforceable. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The forum selection provision in our Amended and Restated Certificate of Incorporation may limit interest holders' ability to obtain the desired judicial forum for disputes with the Company or our officers, directors, employees or agents, which may discourage lawsuits against us and such persons. The requirement that action to which this provision applies be heard in the Court of Chancery in the State of Delaware may also create additional expense for any person contemplating an action against the Company, or limit the access to information to undertake such an action, further discouraging lawsuits.

The value of the Company and the price at which Common Shares are being offered have been established internally and are difficult to assess. The Company has set the price of its Common Shares at $1.00 per share, plus a 3% Investor Processing Fee. This fee is intended to offset transaction costs and is counted toward the amount the

Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF. Management of the Company did not consider the investor Processing Fee value in its determination of value of the Common Shares. Valuations for companies at a start-up stage are generally purely speculative. The Company's value and the offering price of its Common Shares has been established based on the financial needs of Life Sciences. These values have not been validated by any independent third party and may decrease precipitously in the future.

The Investor Transaction Fee will not count toward your cost basis for tax purposes. The IRS will not, and other relevant tax authorities may not, include the Investor Processing Fee as a part of the cost basis for determining any gain or loss of Common Shares at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation with respect to the purchase of Common Shares.

Risks Associated with Conflicts of Interest

General Conflicts

The operations of the Company may involve significant conflicts of interest among company management and its Affiliates, as well as their respective directors, managers and officers, and the interests of the Members. The Company intends to enter into an agreement for management services with its Affiliates and may enter into other agreements in the future with respect to other services, some of which may give rise to conflicts of interest. None of the principals, directors, managers or certain officers of the Company is required to devote its or their full time to the Company's business, as each devotes time to other investments and business activities of Affiliates, including real estate development for veterinary clinics and hospitals. As a result, these persons may have conflicts allocating their time between the Company's business and such other activities.

Limitation of Manager's Liability

The Company Articles of Incorporation and by-laws ("Governance Documents") each provide that the officers and directors of the Company are not liable to the shareholders for any loss or liability incurred in connection with the affairs of the Company. Therefore, the shareholders may have a more limited right of action against the officers and directors of the Company under Delaware law than they would have absent these provisions in the Governance Documents.

Indemnification

The Governance Documents provide that the Company may indemnify, advance expenses, and hold harmless, to the fullest extent permitted by Delaware law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or, while a director, officer, employee or agent of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (each, a "Covered Person"), against all liability and loss suffered and expenses (including attorneys' fees) actually and reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Company shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Company (the "Board"). As a result, shareholders may have a more limited right of action in certain cases than they would in the absence of such provisions.

Determination of Distributable Cash

The determination of cash available for distribution to shareholders is subject to the sole discretion of the Board in establishing and maintaining reasonable reserves for the Company. As the determination of reserves affects the amount of cash available for distribution by the Company, the Board and its members will have a conflict of interest between establishing reasonable reserves for the Company and making distributions to the shareholders.

Diverse Shareholder Group

The shareholders may have conflicting investment, tax and other interests with respect to their investments in the Company. The conflicting interests of the shareholders may relate to, or arise from, among other matters, the timing and disposition of investments and each shareholder's particular tax and regulatory issues due to governing law and their particular type of investment vehicle. As a consequence, conflicts of interest may arise in connection with decisions made by the Board that may be more beneficial for one shareholder than for another shareholder, for example, with respect to a particular shareholder's individual tax situation. In making decisions related to the operation of the Company, the Board and its officers will consider the investment and tax objectives of the Company and the shareholders as a group, not the investment, tax or other objectives of any particular shareholder of the Company individually.

No Independent Legal Counsel

Munsch Hardt Kopf & Harr, P.C. is representing the Company, and certain of its Affiliates in connection with the offering of the Common Shares. It is not anticipated that, in connection with the organization or operation of the Company, the Board will engage counsel separate from counsel to the Company and its Affiliates. ***In connection with the offering of Common Shares and subsequent advice to the Company and its Affiliates, Munsch Hardt Kopf & Harr, P.C. will not be representing shareholders of the Company. Potential investors should seek individual legal counsel.***

LIFE SCIENCES PLAN

History of LexaGene, Inc.

LexaGene, Inc. was a company originally founded in 2016 by Dr. John (Jack) Regan, to develop, manufacture and market the MiQLab® System ("LexaGene") using the patented technology developed by Dr. Regan while he worked at Lawrence Livermore National Laboratory ("LLNL"). LexaGene spent two and one-half years developing an alpha prototype of the MiQLab® System and then another 10 months developing the beta prototype. By September 2020, the company had commercialized the MiQLab® System with initial sales to several veterinary clinics and academic institutions for veterinary diagnostics. During 2021 and 2022, LexaGene initiated validation studies in veterinary diagnostics with several specialty service providers, including Blue Pearl (owned by Mars Petcare), Thrive Pet Healthcare, The University of Pennsylvania School of Veterinary Medicine, the University of California at Davis School of Veterinary Medicine and the University of Florida School of Veterinary Medicine. In addition, LexaGene completed feasibility studies in 2022 with two major international biopharmaceutical and BCMO organizations.

From fall 2016 to early 2021, LexaGene financed its operations by the sale of registered and privately placed shares of its common stock in an aggregate amount of approximately US$40 million. During that time period, LexaGene completed the alpha and beta prototypes of the MiQLab® System, continued to develop improvements to the system, and performed a number of feasibility and validation studies for use of the MiQLab® System in several industries, including veterinary medicine, food and water safety, clinical laboratory testing and biothreat agent detection (both with the U.S. military and two large BCMOs). In November 2022, LexaGene announced a successful feasibility study with one of the largest BCMOs in the world, which the company was hopeful would lead to the purchase of a large number of MiQLab® Systems. However, the sales cycle for BCMOs is typically a year or more and, during this time, LexaGene became insolvent. Discussions with the large biopharmaceutical company and BCMO have continued and are ongoing.

In February 2022, Meridian LexaGene Holdings, LLC, a Texas limited liability company ("Holdings 1") purchased 18,500,000 units issued by LexaGene for approximately US$5 million (US$0.27 per Unit) to provide LexaGene with the cash needed to continue operations. Each unit consisted of one share of LexaGene common ctock, no par value, and one Common Share Purchase Warrant. The proceeds from the sale were used to pay past-due receivables, fund ongoing research and development, and hire personnel needed to expand LexaGene's sales team and hopefully improve sales targeted at the veterinary diagnostics market. By October 2022, most of the proceeds provided by Holdings 1 had been expended. On November 1, 2022, Meridian LexaGene Holdings 2, LLC ("Holdings 2"), an affiliate of Holdings 1, executed a Secured Convertible Note due March 31, 2023 (the "Note") with LexaGene. The Note provided for a loan of up to US$1,600,000.00 secured by all of the assets of LexaGene and its affiliates.

LexaGene drew the entire principal amount available under the Note as it was attempting to complete a private placement of additional shares of its common stock. In late February, 2023, it became clear that given the company's financial condition a private placement to raise funds to continue LexaGene operations was not possible.

As a result, LexaGene elected to file a voluntary petition for bankruptcy on February 24, 2023 under Chapter 7 of the U.S. Bankruptcy Code (the "Bankruptcy Proceeding") in the U.S. Bankruptcy Court, District of Massachusetts (the "Bankruptcy Court) - Case No. 23-10261, and filed a plan to liquidate the company. Holdings 2 then entered into an Asset Purchase Agreement dated April 4, 2023 (the "APA") with the Chapter 7 Trustee appointed by the Bankruptcy Court to liquidate the LexaGene assets. Pursuant to the terms of the APA, Holdings 2 paid cash in the amount of $75,000 in three installments, credit bid the sum of $510,900 (the amount at which LexaGene's assets were valued by an unaffiliated investment bank retained by Holdings 2), and assumed certain liabilities as outlined in the APA (including assumption of the office lease where the LexaGene laboratory is located). The Bankruptcy Court approved the sale of the LexaGene assets to Holdings 2 in accordance with the terms of the APA by Sale Order dated May 16, 2023. At the same time, Meridian Veterinary Capital, LLC, an affiliate of Holdings 1, Holdings 2, and Life Sciences, formed LexaGene 2.0 to raise the seed capital needed to maintain the assets until a significant capital raise could be initiated.

Additional information regarding LexaGene can be obtained at www.sec.gov by using the company's ticker symbol "LXXGF".

The Company and Its Affiliates

Life Sciences

LexaGene Life Sciences, LLC ("Life Sciences") was formed by LexaGene Life Sciences Manager, LLC, the manager of Life Sciences ("LLS Manager") to hold, develop and maintain, manufacture, market and ultimately sell the Technologies acquired by the Company from an affiliate in September 2023. See "History of LexaGene, Inc." above for additional details. The vision of Dr. Regan to develop a fully automated diagnostic tool ideally suited for the rapid detection of both RNA and DNA based pathogens has been realized at a cost of approximately $40 million. The product development phase of the MiQLab® System took more time and at a significantly higher cost than initially contemplated for several reasons, including several changes in targeted uses for the system, the interruption in operations caused by the COVID 19 virus, and an underestimation of the time to acceptance and implementation with BCMOs and veterinary practices.

The Company was formed as a Delaware corporation by management of LLS Manager on August 18, 2023 for the purpose of raising up to $5,000,000 to capitalize Life Sciences with sufficient funds to accomplish its business plan. At the same time as this Offering is taking place, another affiliate of Life Sciences, LexaGene Life Sciences RD Investors, LLC ("RD Investors"), is offering membership interests for up to $10,000,000 in accordance with the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated by the SEC pursuant to the provisions of the Securities Act. The management of RD Investors anticipates purchasing up to 8,750,000 Class A Common Units of Life Sciences with the net proceeds of the Maximum Offering.

Management of Life Sciences anticipates that an aggregate capital raise of $10,000,000 will be sufficient to fund the company's business plan. However, should unanticipated events occur (see "RISK FACTORS - Risks Related to the Company and Life Sciences"), the Company and/or RD Investors may raise additional funds in the future for use by Life Sciences through the sale of Common Shares in accordance with Regulation CF or another exemption from the registration requirements of federal and state securities laws.

LexaGene 2.0

Meridian LexaGene 2.0 Investors, LLC ("LexaGene 2.0") was formed by filing a Certificate of Formation with the Division of Corporations of the State of Delaware on May 18, 2023. The company was created for the purpose of raising capital needed to pay the costs of pursuing the acquisition of the LexaGene assets, including the MiQLab® System and related patents and technological know-how (collectively, the "Technology") in the Bankruptcy Proceeding, as well as asset acquisition costs and ongoing administrative costs after acquisition of the assets. LexaGene 2.0, as the successor-in-interest to LGH Holdings, was able to acquire the Technologies for a total investment of equity and debt of approximately US$7.5 million, which amount is expected to grow to $9.0 million by December 31, 2023. To date the company has received capital commitments for $1.3 million dollars (all of which have been funded) and paid costs associated with the acquisition and maintenance of the LexaGene assets in the amount of approximately $1.3 million. LexaGene 2.0 acquired the LexaGene assets from Holdings 2 in exchange for the payment of the balance due on the Note, together with accrued and unpaid interest. It has now transferred the Technology to Life Sciences in exchange for Class B Common Units representing a 60% interest in Life Sciences. LexaGene 2.0 is the largest investor in Life Sciences. See "OWNERSHIP AND CAPITAL STRUCTURE" below for additional information.

Life Sciences Business Plan

Life Sciences retained Fletcher Spaght, Inc. ("FSI") to perform a market assessment for the MiQLab® System in order to identify (i) enhancements to be incorporated into the system and (ii) the best potential markets for acceptance of the system. Based on this information and the feasibility/validation studies performed by LexaGene with potential and existing customers, Life Sciences has determined it will first focus on microbial quality control for BCMOs and second on veterinary diagnostic services for companion animals. Life Sciences will modify the MiQLab® System as required to incorporate the findings of FSI and its customers. It is anticipated that it will take approximately 18-24 months to complete these modifications to the MiQLab® System. As a result, Life Sciences will be primarily a "research company" for such 18-24 month period and will have minimal, if any, revenues during such phase. As Life Sciences winds down the research and development phase in favor of manufacturing, management of Life Sciences will slowly build a sales force to market the MiQLab® 2.0 System to BMCOs and veterinary clinics and specialty hospitals.

The total time horizon for implementation of the business plan and realization of a return on investment is anticipated to be five (5) years. Business plan milestones include:

- further refining of the MiQLab® System as directed by the BCMOs with whom LexaGene has collaborated – six (6) months

- building and testing of a fully integrated product on manufacturing lines – eighteen (18) months

- initial adoption into R&D and PAT departments by biopharmaceuticals and BCMOs, as well as veterinary industry participants– thirty-six (36) months

- more robust sales and marketing efforts forty-eight (48) months

- grow EBITDA to $35 million annually growing at a 15% compounded annual growth rate – fifty-eight (58) months

- sell the Technology or Life Sciences to a third party at a market rate EBITDA multiple -- sixty (60) months.

Based on current, forward-looking analyses, management believes that in 10 years Life Sciences could have potential EBITDA of approximately $50 million (assuming a 15% compounded annual growth rate). At that time, a 10X EBITDA multiple could potentially value Life Sciences at approximately $500 million. Management anticipates an exit from the investment well before 10 years. The summary pro forma financial projections of Life Sciences are attached to this Offering Statement as Exhibit E.

Personnel

Management of Life Sciences and the Company believes that with (i) the business experience of Messrs. Curtis Boisfontaine (Chief Operating Officer and Director), Tom Forte (President and Chief Executive Officer), and David K. Ronck (Director and Chief Financial Officer), (ii) the technical experience and knowledge of Dr. Jack (John) Regan, and (iii) building out the balance of the management team, the Life Sciences business plan can be achieved. See "MANAGEMENT – Directors, Executive Officers and Significant Employees" below for additional information regarding each of these persons.

At the present time neither Life Sciences nor the Company has any employees. The day-to-day operations of each entity are managed by Messrs. Boisfontaine and Ronck, together with support from the staff of Meridian Realty Capital, LP, an affiliate of the Company and Life Sciences. Neither of Messrs. Boisfontaine or Ronck are receiving any compensation from either entity.

Life Sciences anticipates hiring up to six research scientists if and when the Offering and the offering by RD Investors raises sufficient capital to fund the Life Sciences business plan. At that time, Mr. Regan will join Life Sciences as its Chief Technology Officer. He currently serves as a consultant to Life Sciences pursuant to the terms of an exclusive consulting agreement.

COMPANY FINANCIAL CONDITION AND USE OF PROCEEDS

The Company

Financial Condition

The Company is a newly-formed company organized by LLS Manager for the sole purpose of acquiring membership interests in Life Sciences. At the present time, the Company has cash of $1,000 as reflected in the audited balance sheet included in this Offering Statement under the section titled "AUDITED BALANCE SHEET." The Company is seeking to raise up to $5,000,000 (the "Maximum Offering") on or before October 30, 2024 (the "Offering Deadline") to purchase up to 5,000,000 Class A Common Units of Life Science, which represent up to a 12.5% percentage interest in Life Sciences. All sales commissions, fees and expenses incurred by the Company in connection with its formation and this Offering, estimated to be approximately $650,000.00 in the case of the Maximum Offering, will be paid by Life Sciences. In addition, Life Sciences will reimburse the Company for all operating costs on an ongoing basis as long as the Company is in existence.

Liquidity and Capital Resources

The Company has no expected sources of capital other than through the Offering, the gross proceeds of which will be used to purchase Class A Common Units of Life Sciences (see "Sources and Uses of Proceeds" below). Organization costs of the Company and costs of the Offering are being paid by an affiliate of the Company pending the initial Closing of the Offering. Life Sciences, as the "crowdfunding issuer," is responsible for paying all costs associated with the Offering and will reimburse the Company and its affiliates for all costs incurred in connection with the Offering. In addition, as the "crowdfunding issuer" it is responsible for paying all operating costs of the Company going forward in compliance with the requirements of Regulation CF.

Valuation

The Company's sole asset will be its ownership interest in Life Sciences. Although there are several different methods to value a business, including "liquidation value," "book value" and "value of future earnings," no method is perfect, especially with a start-up company that has no past operating history or historical financial statements. Management believes its value is dependent on the ability of Life Sciences to execute its business plan as its only asset is an investment in Life Sciences. Therefore, the current valuation of the Company is based on (i) the assumption that the projected revenue and customer acquisition model of Life Sciences is accurate, (ii) the addressable market for the company's products, (iii) a company comparable analysis, and (iv) the belief that the makeup of the founding team can achieve the growth and expansion goals set out in the Life Sciences business plan, a copy of which is included as Exhibit D to this Offering Statement.

Based on current, forward-looking analyses, management believes that in 10 years Life Sciences could have potential EBITDA of $50 million (assuming a 15% compounded annual growth rate). At that time, a 10X EBITDA multiple could potentially value Life Sciences at $500 million. Management anticipates an exit from the investment well before 10 years. The summary pro forma financial projections of Life Sciences are attached to this Offering Statement as Exhibit E.

The Life Sciences business plan is based on market and financial information available to management of the company at the present time, but is the best estimate of management and there is not guarantee that it will be

accomplished. See "RISK FACTORS – Risks of Life Sciences" above for additional risks associated with the Life Sciences business plan.

Pricing

The price at which the Common Shares are being offered was determined arbitrarily by Management of the Company, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Common Shares.

Use of Proceeds

The total amount of proceeds received by the Company in the Offering will be used to purchase up to 4,854,368 Class A Common Units of Life Sciences. The holders of Class A Common Units will receive first distributions of any cash available for distribution by Life Sciences from its operations, which is not expected to occur until 2026 at the earliest. The Company and RD Investors are the sole holders of Class A Common Units to be issued by Life Sciences and will receive distributions pro rata based on their ownership of the Class A Common Units. The actual percentage of Class A Common Units acquired by the Company will depend on the success of the Offering, as well as the amount of capital raised by RD Investors in the Reg D Offering. See "OWNERSHIP AND CAPITAL STRUCTURE – Life Sciences Capital Structure" below for an estimate of the capital structure of Life Sciences assuming the Maximum Offering is achieved ($5,000,000) and the Regulation D offering by RD Investors raises a net amount (after expenses associated with the offering) of $5,000,000.

Life Science Use of Company Proceeds

Proceeds received from the Offering will be used by the Company to purchase 5,000,000 Class A Common Units in Life Sciences for a 12.5% percentage interest, assuming the Maximum Offering is successfully completed. All offering costs incurred by the Company will be paid by Life Sciences. Assuming the Maximum Offering is completed, Life Sciences will use the gross proceeds from the Target Offering Amount or the Maximum Amount received from the Company as follows:

Sources and Uses of Life Sciences

Sources of Funds	Target Offering Amount	Maximum Amount[1]	%
Proceeds from the Sale of Common Shares to Life Sciences	$25,750.00	$5,000,000	100.00%
Total Sources of Funds	**$25,750.00**	**$5,000,000**	**100.00%**
Uses of Funds			
Commissions Payable to DealMaker Securities	($ 2,188.75)	($425,000)	(8.50%)
Organization & Offering Expenses	($23,561.25)[2]	($350,000)	(7.00%)
Device Manufacturing		($650,000)	(14.86%)
Upgrade Screening Panels		($120,000)	(2.74%)
Cartridge Modification		($250,000)	(5.71%)
Personnel		($2,725,000)	(65.71%)
Marketing & Sales Costs		($156,500)	(3.13%)
Other / Leasehold Costs		($323,500)	(6.47%)
Total Uses of Funds	**($25,750.00)**	**($5,000,000)**	**(100.00%)**

---

1 Assumes the Maximum Amount of the Offering is subscribed by Investors. If proceeds from sale of Common Shares are less than the Maximum Amount, use of proceeds may be modified to ensure the research and development necessary to update the MiQLab System and hire the need personnel to complete such task is accomplished first.

2 Any shortfall in proceeds needed to pay third-party organization and offering costs will be paid by Life Sciences.

Because the Offering is on a "best efforts" basis, the Company may close the Offering without sufficient funds for all the intended purposes set out above. **In the event the proceeds raised by the Company from the Offering do not equal or exceed $25,000 at the Offering Deadline, no Common Shares will be sold and all proceeds held in the escrow account maintained with the Escrow Agent will be returned to Investors without interest.**

The Company reserves the right to change the above use of proceeds if management believes it is in the best interest of the Company.

OWNERSHIP AND CAPITAL STRUCTURE

Organization

The following diagram shows the inter-relationship of the various Meridian entities involved in the financing of Life Sciences and the purchase of the Technologies.


LexaGene Life Sciences CF Investors, Inc. (DE)
Meridian LexaGene 2.0 Investors, LLC (TX)
LexaGene Life Sciences RD Investors, LLC (DE)
12.5%
60.0%
12.5%
LexaGene Life Sciences Manager, LLC (TX)
Manager
LexaGene Life Sciences, LLC (DE)
15.0%
LexaGene Management Holdco, LLC (DE)
a to-be-formed company to hold management incentive units

Life Sciences Capital Structure

If the Offering is fully subscribed and the private placement by RD Investors is fully subscribed, the ownership of Life Sciences will be as follows upon completion of each of these offerings:

<u>Entity</u>	Number of Company Units (pre-MIO[1])	Percentage Ownership (pre-MIO)	Number of Common Units (post-MIO)	Percentage Ownership (post-MIO)
Meridian LexaGene 2.0 Investors, LLC	24,000,000	70.58%	24,000,000	60.00%
LexaGene Life Sciences CF Investors, Inc.	5,000,000	14.71%	5,000,000	12.50%
LexaGene Life Sciences RD Investors, LLC	5,000,000	14.71%	5,000,000	12.50%
LLS Management Holdco, LLC - Reserved (management incentive options)	n/a	n/a	6,000,000	15.00%
Total	34,000,000	100.00%	40,000,000	100.00%

[1] "MIO" means management incentive options.

Dilution

The Company

Dilution means a reduction in value, control or earnings of securities purchased in a company. Persons acquiring Common Shares in the Offering will not be subject to any current dilution as the Company has no obligation to issue any additional Common Shares at the present time, nor does the Company have any obligation to issue any warrants, options, or other instruments requiring the issuance of its capital stock. Nevertheless, a stockholder's stake in the Company will be diluted if the Company issues additional shares as part of a future capital-raising event for Life Sciences. If the Company decides to issue more shares in the future, existing stockholders would likely experience value dilution, with each share being worth less than before, and control dilution, with the total percentage a stockholder owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most development stage companies do not pay dividends for some time).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Life Sciences

The Company's ownership interest in Life Sciences is also subject to future dilution. Life Sciences has reserved Incentive Units representing a 15% percentage interest in Life Sciences for issuance to management, employees and other service providers to the company. At some point in the future, Life Sciences will issue some or all of such Incentive Units resulting in dilution for holders of Life Sciences' Common Units, including the Company. In addition, Life Sciences, either directly or through one or more affiliates (such as the Company or RD Investors), may sell additional Common Units or other classes of securities to raise additional capital to fund its ongoing operations. Any issuance of securities in the future by Life Sciences will also significantly reduce the ownership position of the Company in Life Sciences resulting in considerable dilution.

Company Capital Structure

The Company presently has 50,000,000 shares of its common stock, par value $0.0001 per share ("Common Shares") authorized and 1,000 Common Shares issued and outstanding. In addition, the Company has 25,000,000 shares of blank-check preferred stock, par value $0.0001 per share, authorized with no such shares issued or outstanding which are prohibited from being issued by Regulation CF so long as the Company is a "crowdfunding vehicle" (as defined in Regulation CF). As a result, the Company has represented and warranted to each Subscriber that it will not issue shares of its preferred stock in the Subscription Agreement.

Each holder of Common Shares is entitled to one vote for each Common Share held at all meetings of stockholders (and written action in lieu of meetings). The number of authorized Common Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Assuming the Maximum Offering is completed, Investors will own substantially all issued and outstanding Common Shares – 5,000,000 of 5,001,000 issued and outstanding Common Shares. As a result, all matters brought before the stockholders of the Company for vote will be controlled by the Investors.

MANAGEMENT

Directors, Executive Officers and Significant Employees

The following table sets forth the names and positions of each of the directors and executive officers of the Company and Life Sciences.

Name	Position(s)	Term of Offices	Approx. Hours Per Week (if not full time)
Curtis R. Boisfontaine, Jr.	Manager of LexaGene Life Sciences Manager, LLC	Perpetual until death, resignation or removal	As needed
	Chief Operating Officer and Director of Life Sciences		
	Chief Executive Officer and Director of the Company		
Tom Forte	Chief Executive Officer and President of Life Sciences	Perpetual until death, resignation or removal	As needed
David K. Ronck	Manager of LexaGene Life Sciences Manager, LLC	Perpetual until death, resignation or removal	As needed
	Chief Financial Officer of Life Sciences		
	Director and Chief Financial Officer and Secretary of the Company		
Dr. John (Jack) Regan	Consultant to Life Sciences[1]		20 hours per week

1. Dr. Regan currently serves as a consultant to Life Sciences pursuant to the terms of a Consulting Agreement dated September 1, 2023. Upon the successful completion of the Offering and the Reg D Offering, Dr. Regan will become Chief Technology Officer of Life Sciences.

Life Sciences has no employees at the present time. The company is managed by LexaGene Life Sciences Manager, LLC, a Texas limited liability company ("LLS Manager"), of which Messrs. Boisfontaine and Ronck are currently the sole managers and the sole members.

Each of LexaGene 2.0, the Company, LexaGene Life Sciences RD Investors, LLC, Life Sciences and LLS Manager are managed by Messrs. Boisfontaine and Ronck in their capacities as managers of affiliates of each such company and as officers of the companies. Messrs. Boisfontaine and Ronck are the directors of the Company and serve as the Chief Executive Officer and Chief Financial Officer of the Company, respectively. Mr. Forte will serve as the Chief Executive Officer and President of Life Sciences, and Mr. Regan, who is currently a consultant to Life Sciences, will serve as Chief Technology Officer of the Life Sciences upon the successful completion of the Offering. The biography of each such person is below.

Curtis R. Boisfontaine, Jr.

Mr. Boisfontaine founded Meridian Realty Investors, LLC ("Meridian") in 1994 and has been involved in the real estate industry since 1982. He is currently the sole Director of Meridian's affiliated entities and is President of Meridian Capital Corporation. In 2016, following a 25-year history of investing in human healthcare related real estate projects, he became intrigued with animal healthcare, and Meridian pivoted its investment focus to the veterinary industry. Since that time, Meridian has assembled a portfolio of veterinary specialty hospitals which provide advanced animal healthcare capabilities worth approximately $200 million. He also serves as a Manager of Meridian Veterinary Capital, LLC and LexaGene Life Sciences Manager, LLC. Curt serves on the board of director of Operation Kindness, a Dallas-based not-for-profit animal welfare organization and operates a live-saving animal shelter that offers programs to assist people and pets. Curt was raised in New Orleans, Louisiana and completed his formal education in 1981 at Tulane University, where he studied economics.

David Ronck

Mr. Ronck is the President of Meridian and oversees all aspects of the day-to-day business of Meridian. He brings more than 25 years of operational, financial and capital markets experience to LexaGene. Since joining Meridian in 1995, David has held numerous positions during his tenure and has been responsible for project capitalization and financing for Meridian's veterinary hospitals and other Meridian projects. He and Curt Boisfontaine are the two principal partners of Meridian and Meridian's various investment partnerships and operational entities. He holds a Bachelor of Science degree in Accounting from Oklahoma State University and is a Certified Public Accountant in the State of Texas.

Tom Forte

Mr. Forte has over 30 years of diverse business experience, roles, and leadership assignments in human and animal healthcare. He has successfully transformed teams, cultures, operating models, and value propositions to improve competitive differentiation and better serve customers – resulting in a consistent delivery of financial, new-logo and market-share growth objectives. Most recently he served as President of Covetrus North America, an approximately $2.7 billion business, with a mission of ensuring their portfolio of technology, service and product solutions to help veterinarians drive better outcomes. His prior roles include Chief Commercial Officer at Covetrus North America and extensive sales, marketing and other commercial leadership positions at Pfizer Inc., Pfizer Animal Health (Zoetis) and Johnson & Johnson. He served on the boards of Veterinary Study Groups, Animalytix and United Veterinary Services Association. Tom graduated from the University of Tennessee Knoxville with a Bachelor of Science degree in Business Administration.

Dr. John (Jack) Regan

Dr. Regan currently serves as a consultant to Life Sciences pursuant to the terms of a Consulting Agreement effective September 1, 2023. Prior to joining Life Sciences, Dr. Regan served as a director and Chief Executive Officer of LexaGene, Inc. and its affiliates, LexaGene Holdings, Inc. and Bionomics Diagnostics, Inc. for more than three years prior to LexaGene filing for bankruptcy protection in February 2023.

Dr. Regan is the inventor of the LexaGene automated pathogen detection system, MiQLab®. Before founding LexaGene, he led a team of scientists at Bio-Rad Laboratories in developing tests for detecting pathogens, cancer, and neurological disorders using droplet digital polymerase chain reaction (PCR). Prior to Bio-Rad, Jack helped QuantaLife, a startup company, bring its product from concept to commercialization where it was subsequently acquired by Bio-Rad. He has also worked at Applied Biosystems/Life Technologies on automated sample preparation and did his post-doctoral training at Lawrence Livermore National Laboratory, where he developed automated instruments to detect respiratory pathogens and bio-threat agents for the US government's BioWatch program. His doctoral training at the University of California San Francisco focused on influenza viral replication.

No officer or director of, or consultant to, Life Sciences or any of its affiliates, including the Company, or any predecessor company thereto (including LexaGene 2.0 or LexaGene Holdings) has been or is subject to any of the disqualifying events set forth in Rule 503 of Regulation CF.

Compensation

Neither Mr. Boisfontaine nor Mr. Ronck will receive any compensation for serving as directors or officers of the Company, Life Sciences or LLS Manager. Final employment terms are currently being finalized with Mr. Forte. Dr. Regan is currently providing services to Life Sciences under the terms of an exclusive consulting agreement. Services to be provided by Dr. Regan in his capacity as a consultant include assistance with raising equity capital, obtaining the exclusive license from LLNS, coordinate all IP efforts with IP legal counsel and assist with identifying and retaining qualified scientific personnel for a period of six months, unless the agreement is extended by mutual agreement. The agreement is for six (6) months unless extended by the parties. As compensation for his services, Dr. Regan is paid $22,500 per month and reimbursed for reasonable out-of-pocket expenses.

Messrs. Boisfontaine and Ronck control Meridian Realty Capital, LP and, therefore, each entity over which Meridian Realty Capital exercises control. While Messrs. Boisfontaine and Ronck are not taking salaries as directors, officers or managers of either the Company, RD Investors or Life Sciences, they will receive a "carried return" through Meridian Veterinary Capital, LLC equal to 20% of any distributions made by Life Sciences to LexaGene 2.0.

Control of Life Sciences and Affiliates

The day-to-day business and affairs of Life Sciences are controlled by LexaGene Life Sciences Manager, LLC, a Texas limited liability company (the "LLS Manager"). The LLS Manager is owned and controlled by Messrs. Boisfontaine and Ronck. As a result, they will control Life Sciences and its ongoing business affairs. The members of Life Sciences, including the Company, are granted the right to approve "major decisions" pursuant to the terms of the Limited Liability Company Agreement of Life Sciences. These major decisions include:

- amend, modify, or waive limited liability company agreement of Life Sciences (except with respect to ministerial matters);

- engage in or enter into any line of business other than the business of Life Sciences;

- create or issue any new class securities (other than membership interests being acquired by the Company or RD Investors) or issue any security that is convertible into or exchangeable for a membership interest;

- enter into any contract or transaction with Manager or any affiliate of the Manager except for (i) affiliate contracts as described in Section 3.8 of the company agreement, (ii) any indemnity agreement and (iii) any contract or transaction that is on an arm's-length basis and on terms no less favorable to Life Sciences than those that could be obtained from an unaffiliated third party;

- enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by Life Sciences of any assets, other than sales of inventory in the ordinary course of business consistent with past practice;

- enter into any merger, consolidation, reorganization, or conversion with or into another person or entity; or

- admit a person or entity to the company as a member except as provided in the company agreement.

Approval of such decisions requires the affirmative vote of a majority-in-interest (those members holding 51% or more of the membership interests). Messrs. Boisfontaine and Ronck control each of the Company (as directors thereof), RD Investors (which is also managed by LLS Manager) and LexaGene 2.0. As a result, they control entities that hold all of the membership interests in Life Sciences.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of Common Shares as of the date hereof, with respect to natural persons and entities ("Persons") considering an investment in the Common Shares. Except where noted, this summary deals only with stock that is held as a capital asset.

As used herein, a "U.S. Holder" means a beneficial owner of Common Shares (other than an entity treated as a partnership for United States federal income tax purposes) that is, for United States federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate, the income of which is subject to United States federal income taxation regardless of source, or (4) a trust if it (a) is subject to the primary supervision of a court with in the United States or one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury Regulations to be treated as s United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If an Investor is a partner of a partnership holding Common Shares, it should consult its tax advisors.

As used herein, a "non-U.S. Holder" means a beneficial owner of Common Shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

This summary does not contain a detailed description of all the United States federal income tax consequences to a Investor in light of its particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to a Investor if it is subject to special treatment under the United States federal income tax laws, including if you are:

- a dealer in securities or currencies;

- a financial institution;

- a registered investment company;

- a real estate investment trust;

- an insurance company;

- a tax-exempt organization;

- a person holding the stock as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

- a trader in securities that has elected the mark-to-market method of accounting for its securities;

- a person liable for alternative minimum tax;

- a partnership or other pass-through entity for United States federal income tax purposes;

- a controlled foreign corporation;

- a passive foreign investment company;

- a person required to accelerate the recognition of any item of gross income with respect to the stock as a result of such income being recognized on an applicable financial statement;

- a U.S. expatriate; or

- a U.S. Holder whose "functional currency" is not the United States dollar.

Moreover, this discussion does not address United States federal estate and gift or alternative minimum tax issues ore the consequences of an investment in the Company with respect to such tax provision. Neither does the following discussion address foreign, state or local tax consequences of the acquisition or disposition of Common Shares by an investor.

We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below.

If you are considering the purchase of Common Shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of such shares, as well as the consequences to you arising under other United States tax laws and the laws of any other taxing jurisdiction.

U.S. Holders

The following is a summary of the material United States federal income tax consequences that apply to holders of our stock that are U.S. Holders.

Taxation of Dividends

The gross amount of distributions by us in respect of our stock will be taxable to a U.S. Holder as dividend income to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be included in a U.S. Holder's gross income on the day actually or constructively received by such holder. Subject to certain holding period and other requirements, such dividend income will generally be eligible for the dividends received deduction in the case of corporate U.S. Holders and will generally be treated as "qualified dividend income" eligible for reduced rates of taxation for non-corporate U.S. Holders (including individually). Corporate U.S. Holders should also consider the effect of Section 1059 of the Code, which, under certain circumstances, requires a U.S. Holder to reduce the basis of stock for purposes of calculating gain or loss in a subsequent disposition by the portion of any "extraordinary dividend" that is eligible for the dividends received deduction.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of issued and outstanding Common Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of Common Shares), and the balance in excess of adjusted basis will be taxed as capital gain. Any such capital gain will be long-term capital gain if such U.S. Holder has held the applicable stock for more than one year.

Taxation of Capital Gains

A U.S. Holder generally will recognize taxable gain or loss on any sale, exchange, redemption or other disposition of Common Shares in an amount equal to the difference between the amount realized for the Common Shares and the holder's adjusted tax basis in such Common Shares. Generally, a U.S. Holder's adjusted tax basis in its stock will be equal to the cost of the holder's stock, reduced by adjustments for distributions paid by the Company in excess of its earnings and profits (i.e., returns of capital). Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if Common Shares have been held for more than one year, although if a non-corporate U.S. Holder has received an "extraordinary dividend" on Common Shares (as described above), such U.S. Holder will be required to treat any loss on the sale or other disposition of the Common Shares as a long-term capital loss to the extent of the extraordinary dividends received that qualified for treatment as qualified dividend income. Long-term capital gains of non-corporate U.S. Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of Common Shares and the proceeds from the sale, exchange or other disposition of Common Shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient. A backup withholding tax (currently at a maximum rate of 24%) may apply to such payments if the holder fails to provide a taxpayer identification number (generally on an Internal Revenue Service Form W-9) or certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against a U.S. Holder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Medicare Tax

A United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on net investment income in excess of certain amounts. In the case of an individual, the tax is imposed on the lesser of (1) the United States person's "net investment income" for the relevant taxable year and (2) the excess of the United States person's modified adjusted gross income for the taxable year over $250,000 (in the case of a taxpayer filing a joint return or a surviving spouse), $125,000 (in the case of a married taxpayer filing a separate return, or $200,000 (in any other case). In the case of an estate or trust, the tax is imposed on the lesser of (1) the entity's "undistributed net investment income" for the taxable year and (2) the excess (if any) of the entity's "adjusted gross income" over the dollar amount at which the highest tax bracket begins for such entity. A holder's net investment income includes its gross dividend income and its net gains from the disposition of Common Stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect to your investment in the Common Shares.

U.S. Tax Legislation

In December 2017, the United States enacted comprehensive tax legislation that, among other items, reduces the maximum corporate federal income tax rate from 35% to 21% and is generally intended to cause U.S. corporations to be more competitive with corporations in other countries. The legislation also reduces the maximum federal income for non-corporate taxpayers from 39.6% to 37%. Despite the reduction in maximum tax rates, various aspects of the tax legislation could have an adverse impact on the Company and its shareholders. You are encouraged to consult your tax advisor with respect to the impact of this tax legislation on the tax consequences of you acquiring, owning, and disposing of the Common Stock.

Non-U.S. Holders

The following discussion is a summary of the material United States federal income tax consequences that will apply to holders of our stock that are non-U.S. Holders.

Taxation of Dividends

The gross amount of distributions by the Company in respect of Common Shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends paid to a non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements (generally on an Internal Revenue Service Form W-8ECI) are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder who wishes to claim the benefits of an applicable income tax treaty (and avoid backup withholding, as discussed below) for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) Common Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certifications and other requirements apply to certain non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

If the amount of a distribution to a non-U.S. Holder exceeds the Company's current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the non-U.S. Holder's tax basis in its Common Shares, and then as capital gain. Capital gain recognized by a non-U.S. Holder as a consequence of a distribution by the Company in excess of its current and accumulated earnings and profits will generally not be subject to United States federal income tax, except as described below under the caption "—Taxation of Capital Gains."

Taxation of Capital Gains

A non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized on the sale or other disposition of Common Shares unless:

- the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder); or

- the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

A non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. Holder were a United States person as defined under the Code. In addition, if an non-U.S. Holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. Holder may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

Information Reporting and Backup Withholding

Payors must report annually to the Internal Revenue Service and to each non-U.S. Holder the amount of distributions paid to such holder (whether treated as dividends or a return of capital) and the tax withheld with respect to such distributions. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption. Dividends subject to withholding of United States federal income tax as described under the caption "—Taxation of Dividends" above will not be subject to backup withholding. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Common Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against a non-U.S. Holder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service. Non-U.S. Holders should consult their tax advisor regarding the application of the information reporting and backup withholding rules to them.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as "FATCA"), a 30% United States federal withholding tax may apply to any dividends paid on Common Shares and, for a disposition of Common Shares occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a "foreign financial institution" (as specifically defined in the Code) which does not provide sufficient documentation, typically on Internal Revenue Service Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a "non-financial foreign entity" (as specifically defined in the Code) which does not provide sufficient documentation, typically on Internal Revenue Service Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under "—Non-U.S. Holders—Taxation of Dividends," the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our stock.

OTHER REGULATORY MATTERS

Securities Act

Statutory Exemption from Registration

The Common Shares being offered by the Company are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the SEC, and has become effective, unless such sale (or the security sold) is specifically exempt from registration. State securities laws have analogous provisions. The Common Shares being offered hereby have not been registered under the Securities Act. This Offering Statement has not been reviewed by the SEC or any state regulatory agency, nor has the SEC or any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering. The Offering and proposed sale of the Common Shares is being made in reliance upon the exemption from registration provided by Section 4(a)(6) of the Securities Act and the regulations related thereto promulgated by the SEC ("Regulation CF") pursuant to the authority granted by the Securities Act.

Regulation CF

Regulation CF requires that the Company and Life Sciences file and provide to all Investors a Form C, of which this Offering Statement forms a part. In addition, the Company and Life Sciences must file with the SEC and post on the Life Science's website, not later than 120 after the end of the company's fiscal year end, an annual report using Form C: Annual Report (Form C-AR) along with all audited financial statements of the Company and Life Sciences certified by the principal executive officer of each company to be true and complete in all material respects. The Company and Life Sciences are to continue to file such annual reports and financial statements until one of the following occurs:

- the issuer is required to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amend;

- the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant the requirements of Regulation CF and has fewer than 300 holders of record;

- the issuer has filed, since its most recent sale of Common Shares, the required annual reports for at least the three (3) most recent years and has total assets that do not exceed $10 million;

- the issuer or another party repurchases all of the Common Shares issued in reliance on Section 4(a)(6) of the Securities Act;

- the issuer liquidates or dissolves its business in accordance with state law.

In addition, during the Offering, the Company and Life Sciences are to file with the SEC and provide to Investor and DealMaker:

- any amendment to the Form C (including the Offering Statement) disclosing any material change, addition or update to information previously provided to investors through the Platform using Form C: Amendment (Form C/A) and indicate that each Investor must reconfirm its investment commitment within five (5) business days or the Investor's commitment will be considered cancelled;

- file with the SEC and provide to Investors and DealMaker within five (5) business days after (a) each of the dates when the issuer reaches 50% and 100% of the Target Offering Amount and (b) the Offering Deadline the total amount of Common Shares sold by the Company using Form C: Progress Update (Form C-U);

- amend any annual report filing using Form C: Amendment to Annual Report (Form C-AR/A) where a material change has occurred with respect to a previously filed annual report as soon as possible after discovery of the need for the material change; and

- file Form C: Termination of Reporting (Form C-TR) within five (5) business days after the issuer becomes eligible to terminate its reporting obligations (as noted above).

Neither the Company, Live Sciences nor any affiliate entity thereof has been or is subject to any of the disqualifying events set forth in Rule 503 of Regulation CF.

Investment Company Act

It is anticipated that the Company will be exempt from the provisions of the Investment Company Act of 1940, as amended (the "Investment Company Act") and the regulations related thereto promulgated by the SEC pursuant to Rule 3a-9 thereof, which excepts an issuer that is a limited-purpose "crowdfunding vehicle" (the "Crowdfunding Exemption"). The Crowdfunding Exemption excludes from the definition of an "investment company" a crowdfunding vehicle (i.e., the Company) that meets certain conditions designed to require that it function as a conduit for investors to invest in a business that seeks to raise capital in compliance with Regulation CF," including the following:

- is organized and operated for the sole purpose of acquiring, holding and disposing of securities issued by a single a single "crowdfunding issuer" (i.e., Life Sciences) and raising capital in one or more offerings made in compliance with Regulation CF;

- is not permitted to borrow money;

- is required to use the proceeds from the sale of its securities solely to purchase single class of securities issued by the crowdfunding issuer;

- issues only one class of securities in one or more offerings under Regulation CF;

- receives a written undertaking from the crowdfunding issuer to pay all expenses associated with the formation, operation and dissolution of the crowdfunding vehicle, including salaries of directors, officers and employees of the crowdfunding vehicle;

- maintain the same fiscal year as the crowdfunding issuer;

- maintains a one-on-one relationship between the number, denomination, type and rights of the crowdfunding issuer's securities and the number, denomination, type and rights of the crowdfunding vehicle; and

- receives all disclosures required by Regulation CF from the crowdfunding issuer for distribution to the crowdfunding vehicle's stockholders;

In addition, the crowdfunding vehicle is required to obtain the vote of its stockholders with respect to (a) matters requiring a vote of the holders of crowdfunding issuer's securities and (b) the right to participate in tender or exchange offers or similar transactions conducted by the crowdfunding issuer. Finally, the crowdfunding vehicle is obligated by the rule to provide each investor with the rights such person or entity would have under applicable federal and state laws if such person or entity were an investor in the crowdfunding issuer. *As a result of the fact that the Company will not be subject to regulation under the Investment Company Act, stockholders of the Company will not have the protections afforded by such act.*

Anti-Money Laundering – USA Patriot Act

As part of the Company's responsibility to comply with regulations aimed at the prevention of money laundering and terrorist financing, the management of the Company may require a detailed verification of a prospective investor's identity, any beneficial owner underlying the account, and the source of the payment. The Company reserves the right to request such information as is necessary to verify the identity of a prospective investor and the underlying beneficial owner of a prospective investor's Common Shares and to otherwise comply with its anti-money laundering obligations. The Company also reserves the right to request such identification evidence in respect of a transferee of Common Shares, subject to the restrictions set forth in the section of this Offering Statement titled "THE OFFERING AND PLAN OF DISTRIBUTION – Transfer Restrictions." In the event of delay or failure by a prospective investor, a stockholder or any transferee of Common Shares to produce any information required for verification purposes, the Company may refuse to accept or delay the acceptance of a subscription, or (as the case may be) may refuse to register the relevant transfer of Common Shares on the books and records of the Company, or (in the case of a subscription of Common Shares) may cause the redemption of any such Common Shares and the expulsion of the stockholder of such Common Shares from the Company.

The Company also reserves the right to refuse to pay any dividend to a stockholder if it deems such action to be necessary to comply with applicable anti-money laundering laws or the laws, regulations, and Executive Orders administered by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or other laws or regulations by any person in any relevant jurisdiction (collectively, "AML/OFAC Obligations").

Each prospective investor and stockholder of the Company will be required to make such representations to the Company as its management may require in connection with applicable AML/OFAC Obligations, including, without limitation, representations to the Company that such prospective investor or stockholder (or any person controlling or controlled by the prospective investor or stockholder if the prospective investor or stockholder is a privately held entity, any person having a beneficial interest in the prospective investor or stockholder; or any person for whom the prospective investor or stockholder is acting as agent or nominee in connection with the investment) is not: (1) an individual or entity named on any available lists of known or suspected terrorists, terrorist organizations or of other sanctioned persons issued by the United States government and the government of any jurisdiction in which the Company is doing business, including the List of Specially Designated Nationals and Blocked Persons administered by OFAC as such list may be amended from time to time; or (2) an immediate family member or close associate of a current or former senior foreign political figure[8] or politically exposed person[9], or such an individual.

Such prospective investor or stockholder will also be required to represent to the Company that amounts contributed by it to the Company were not directly or indirectly derived from activities that may contravene U.S. federal, state or

---

[8] A "senior foreign political figure" is defined as (1) a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a current or former senior official of a major non-U.S. political party, or a current or former senior executive of a non-U.S. government-owned commercial enterprise; (2) a corporation, business, or other entity that has been formed by, or for the benefit of, any such individual; (3) an immediate family member of any such individual; and (d) a person who is widely and publicly known (or is actually known) to be a close associate of such individual. For purposes of this definition, a "senior official" or "senior executive" means an individual with substantial authority over policy, operations, or the use of government-owned resources; and "immediate family member" means a spouse, parents, siblings, children and spouse's parents or siblings.

[9] A "politically exposed person" is a term used for individuals who are or have been entrusted with prominent public functions in a foreign country, for example Heads of State or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, and important political party officials.

international laws and regulations, including, without limitation, any applicable anti-money laundering laws and regulations.

Each prospective investor who becomes a stockholder agrees to notify the Company promptly (an in any event not less than 3 calendar days) in writing should it become aware of any change in the information set forth in its representations. Each prospective investor and stockholder is advised that, by law, the Company may be obligated to "freeze the account" of such prospective investor or stockholder, either by prohibiting additional investments from the prospective investor or stockholder, suspending the payment of dividends payable to the stockholder, or segregating the assets in the account in compliance with governmental regulations. The Company may also be required to report such action and to disclose a prospective investor's or stockholder's identity to OFAC or other applicable governmental and regulatory authorities.

FCPA Considerations

The Company, Life Sciences and its affiliates and the principals thereof are committed to complying with the U.S. Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. While the Company has developed and implemented policies and procedures designed to ensure compliance by the Company and its affiliates, as well as their personnel, with the FCPA and other anti-bribery laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that the Company or its affiliates have violated the FCPA or other applicable anti-corruption laws or anti-bribery laws could subject it to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect the business prospects, reputation or financial position of the Company and its Affiliates, as well as Life Science's ability to achieve its investment objective or conduct its operations.

Amendment or Revision to the Regulations

The rules and regulations applicable to the activities of the Company and Life Sciences may be amended in the future. Any such amendments could impose restrictions on Life Sciences so as to make it impossible or uneconomical for it to operate as intended.


ADDITIONAL INFORMATION AND UPDATES


Information regarding material changes to the Offering and updates with respect to achieving the Target Offering Amount, Closing Dates and the Offering Deadline can be found at www.lexagenelifesciences.com . In addition, the Company will provide annual reports to Investors as required by Regulation CF as set forth above under the caption "OTHER REGULATORY MATTERS – Securities Act – Regulation CF."

AUDITED FINANCIAL STATEMENTS

LEXAGENE LIFE SCIENCES
CF INVESTORS, INC.

FINANCIAL STATEMENTS

**Period from August 18, 2023 (Inception)
through September 30, 2023
with Report of Independent Auditors**

**LEXAGENE LIFE SCIENCES
CF INVESTORS, INC.**

FINANCIAL STATEMENTS

**Period from August 18, 2023 (Inception)
through September 30, 2023**

Table of Contents

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of
LexaGene Life Sciences CF Investors, Inc.

Opinion

We have audited the financial statements of LexaGene Life Sciences CF Investors, Inc. (the "Company"), which comprise the balance sheet as of September 30, 2023, and the related statements of operations, changes in shareholder's equity, and cash flows for the period from August 18, 2023 (Inception) through September 30, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the period from August 18, 2023 (Inception) through September 30, 2023, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Dallas, Texas
October 23, 2023

LEXAGENE LIFE SCIENCES CF INVESTORS, INC.

BALANCE SHEET

September 30, 2023

Assets

Current assets:

Cash and cash equivalents	$	1,000
Total current assets		1,000
Other assets		63,620
Total assets	$	64,620

Shareholder's Equity

Shareholder's equity:

Preferred stock, $0.0001 par value (25,000,000 shares authorized, zero shares issued and outstanding)	$	-
Common stock, $0.0001 par value (50,000,000 shares authorized, 1,000 shares issued and outstanding)		-
Additional paid in capital		76,053
Accumulated deficit		(11,433)
Total shareholder's equity	$	64,620

See accompanying notes to financial statements.

LEXAGENE LIFE SCIENCES CF INVESTORS, INC.

STATEMENT OF OPERATIONS

Period from August 18, 2023 (Inception) through September 30, 2023

Operating expenses:		
General and administrative expenses	$	(11,433)
Loss from operations		(11,433)
Net loss	$	(11,433)

See accompanying notes to financial statements.

LEXAGENE LIFE SCIENCES CF INVESTORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Period from August 18, 2023 (Inception) through September 30, 2023

Balance at August 18, 2023 (Inception)	$	-
Contributions		76,053
Net loss		(11,433)
Balance at September 30, 2023	$	64,620

See accompanying notes to financial statements.

LEXAGENE LIFE SCIENCES CF INVESTORS, INC.

STATEMENT OF CASH FLOWS

Period from August 18, 2023 (Inception) through September 30, 2023

Operating Activities		
Net loss	$	(11,433)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Other assets		(63,620)
Net cash used in operating activities		(75,053)
Financing Activities		
Contributions		76,053
Net cash provided by financing activities		76,053
Net increase in cash and cash equivalents		1,000
Cash and cash equivalents at beginning of the period		-
Cash and cash equivalents at end of the period	$	1,000

See accompanying notes to financial statements.

LEXAGENE LIFE SCIENCES CF INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2023

A. Nature of Business

LexaGene Life Sciences CF Investors, Inc. (the "Company"), is a newly formed company established to make capital investments and acquire equity interests in LexaGene Life Sciences, LLC ("LGLSL"). LGLSL acquired the assets of a company formerly known as LexaGene Holdings, Inc. including but not limited to the MiQLab System, which is an automated, multiplexing PCR-based instrument designed for syndromic testing in biologics manufacturing and veterinary diagnostics. It is LGLSL's intention to further develop this technology to commercialize for use in the biopharma testing and veterinary diagnostics industries.

The Company was formed as a Delaware corporation on August 18, 2023.

B. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounts are maintained, and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At September 30, 2023, the Company had no such investments. The Company maintains deposits in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits. Cash and cash equivalents are carried at cost, which approximates fair value.

B. Significant Accounting Policies – continued

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax position is measured as the largest amount of expense that is greater than 50 percent likely to be realized upon ultimate settlement. The Company recognizes the potential accrued interest and penalties related to unrecognized tax benefits within income tax expense. The Company has not recorded any liability related to uncertain tax positions.

C. Related Party Transactions

A related party under common ownership contributed $75,053 to the Company. $11,433 was expensed as organizational costs within general and administrative expenses in the accompanying statement of operations. $63,620 was capitalized within other assets on the accompanying balance sheet as the costs incurred are directly related to the upcoming capital raise.

D. Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through October 23, 2023, the date the financial statements were available for issuance.

EXHIBITS

Exhibit A – Form of Subscription Agreement

(attached)

LEXAGENE LIFE SCIENCES CF INVESTORS, INC.

SUBSCRIPTION AGREEMENT

TO: LexaGene Life Sciences CF Investors, Inc.
     3811 Turtle Creek Blvd.
     Suite 875
     Dallas, Texas 75219

     LexaGene Life Sciences, LLC
     3811 Turtle Creek Boulevard
     Suite 875
     Dallas, Texas 75219

     Attention: David K. Ronck ("***Contact Person***")

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") hereby acknowledges having received, read and understood the Offering Statement dated October 31, 2023, as the same may be updated, supplemented or modified from time to time (the "***Offering Statement***"), of LexaGene Life Sciences CF Investors, Inc., a Delaware corporation (the "***Company***") and a "crowdfunding vehicle" (as defined in Rule 3a-9 promulgated by the United States Securities and Exchange Commission (the "***SEC***") in accordance with the authority granted pursuant to the Investment Company Act of 1940, as amended) and a co-issuer with LexaGene Life Sciences, LLC, a Delaware limited liability company (the "***Crowdfunding Issuer***"). Pursuant to the terms of the Offering Statement and this Subscription Agreement (the "***Agreement***"), the Company is offering up to 5,000,000 shares of its Common Stock, par value $0.0001 per share (the "***Common Shares***"), at a price of $1.03 per share including a 3% investor fee (the "***Offering***"), or $5,000,000 in the event all 4,854,368 Common Shares are sold (the "***Maximum Offering***"). The Common Shares are being offered and sold in reliance on the exemption from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding as promulgated by the SEC ("***Regulation CF***") and similar exemptions from registration promulgated by state securities regulators in each state where Common Shares are offered. Capitalized terms not defined in this Agreement shall have the meaning attributed to such term in the Offering Statement.

Potential investors are being identified by DealMaker Securities, LLC, which is serving as broker/dealer of record for the Offering (the "***Broker/Dealer***"). The Company will compensate the Broker/Dealer in accordance with the terms of a Broker/Dealer Agreement by and between the Company and the Broker. As compensation for its services, the Broker/Dealer will be paid a commission equal to 8.5% of the aggregate amount raised by the Company from the sale of Common Shares. The Company shall be obligated to pay an amount equal to 5.5% of the aggregate proceeds raised by the Company. ***Subscribers will be responsible for paying the remaining 3.0% of the amount owed to the Broker/Dealer.***

Simultaneously with this Offering, LexaGene Life Sciences RD Investors, LLC, a Delaware limited liability company and affiliate of the Company ("***RD Investors***"), is offering up to 10,000,000 units representing membership interests in the company in compliance with Rule 506(c) of Regulation D (the "***Reg D Offering***"). Proceeds from the Reg D Offering will be used to acquire up to a 25% interest in the Crowdfunding Issuer. All proceeds received by the Crowdfunding Issuer from the Company and RD Investors will be used to further develop the PRC lab disease diagnostic system known as "MiQLab®" and market and sell such system to (i) veterinary hospitals and clinics for diagnostics and (ii) bioscience companies for contamination testing; and (b) ultimately sell the the assets of the Crowdfunding Issuer or the Crowdfunding Issuer to a Third Party. ***There can be no assurance that these efforts will be successful.***

1. Subscription.

(a) Each Subscriber will be required to subscribe to the Offering via the platform managed by Novation Solutions, Inc. O/A "DealMaker" ("***DealMaker***") and agrees to the terms described in the Offering Statement and this Agreement. In addition to providing services related to the platform, DealMaker and its affiliates will provide ongoing consulting services and transfer agent services related to the Offering.

(b) Subject to the terms and conditions set forth in this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase Common Shares issued by the Company at a purchase price of $1.00 per Common Share, plus a 3% investor processing fee (the "***Investor Processing Fee***"), upon the terms and conditions set forth in the Offering Statement and herein. The minimum subscription is $1,030.00 for 1,000 Common Shares. The rights and preferences of the Common Shares are as set forth in the Company's Amended and Restated Certificate of Incorporation included as an exhibit to the Offering Statement.

(c) Subscriber understands that the Common Shares are being offered pursuant to the Offering Statement. By executing this Agreement, Subscriber acknowledges that Subscriber has received this Agreement, a copy of the Offering Statement, including exhibits thereto, Form C (as filed with the SEC) and any other information required by the Subscriber to make an investment decision.

(d) The Subscriber's subscription may be accepted or rejected, in whole or in part, at any time prior to a Closing Date (as hereinafter defined) by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Common Shares for which Subscriber has subscribed. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber by the Escrow Agent (as defined below) without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate number of Common Shares sold by the Company shall not exceed 5,000,000. The Company may accept subscriptions until (i) the date the Maximum Offering has been sold to Subscribers; (ii) October 30, 2024, or (iii) the date at which the offering is earlier terminated by the Company in its sole discretion (the "***Termination Date***"). Provided that the Company is in compliance with the early completion requirements of Regulation CF, including but not limited to the Offering having been open for at least 21 days, notices are provided reflecting a new Termination Date and Subscriber is given the opportunity to cancel his or her subscription, and subscriptions for 25,000 Common Shares are received (the "***Minimum Offering***"), the Company may elect at any time to close all or any portion of the Offering on various dates at or prior to the Termination Date (each, a "***Closing Date***").

(f) In the event of rejection of this Agreement by the Company in its entirety, or in the event the sale of the Common Shares (or any portion thereof) is not consummated for any reason, this Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(g) The terms of this Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "***Transferees***"); *provided*, that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the other terms of this Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Common Shares shall be paid to Enterprise Bank & Trust (the "***Escrow Agent***") by Subscriber pursuant to the agreements described below, simultaneously with Subscriber's subscription.

(b) Escrow Arrangements.

(i) Payment for Common Shares shall be received by the Escrow Agent from each Subscriber by ACH electronic transfer, credit card, wire transfer of immediately available funds, or other means approved by the Company, prior to the Termination Date, in the amount of each Subscriber's subscription. Tendered funds will remain in escrow until both the Minimum Offering is met and a Closing Date has occurred. Subscription proceeds shall be transmitted promptly to the Escrow Agent in compliance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). In the event that the Minimum Offering has not been met by the Termination Date or this Subscription Agreement is not accepted by the Company, any money delivered by Subscribers to the Escrow Agent in the Offering will be promptly returned to Subscribers by the Escrow Agent without interest.

(ii) Upon a successful Closing, the Escrow Agent shall release Subscriber's funds to the Company. Each Subscriber shall receive notice and evidence of the digital entry of the number of the Common Shares subscribed by Subscriber reflected on the books and records of the Company and verified by DealMaker Transfer Agent, LLC (the "***Transfer Agent***"), which books and records shall bear a notation that the Common Shares were sold in reliance upon Regulation CF. Upon instruction by the Subscriber, the Transfer Agent may record the Common Shares beneficially owned by the Subscriber on the books and records of the Company in the name of any other entity as designated by the Subscriber and in accordance with the Transfer Agent's requirements.

3. **Representations and Warranties of the Company and Crowdfunding Issuer.** Each of the Company and the Crowdfunding Issuer, as the case may be, represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware for the sole purpose of acquiring, holding, and disposing of securities issued by the Crowdfunding Issuer and raising capital in one or more offerings made in compliance with Regulation CF by the issue of shares of Common Stock. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) The Eligibility of the Company to Make an Offering Under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules and regulations promulgated thereunder, including but not limited to Regulation CF.

(c) Issuance of the Common Shares. The issuance, sale and delivery of the Common Shares in accordance with this Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Common Shares, when so issued, sold and delivered against payment therefore in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Common Shares) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act, Regulation CF or other rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Capitalization. The authorized and outstanding Common Shares of the Company immediately prior to the initial Closing Date is as set forth in the Company's Amended and Restated Certificate of Incorporation included as an exhibit to the Offering Statement.

(g) Financial Statements. A complete copy of the Company's financial statements for the period from August 18, 2023 (inception) to September 30, 2023 (the "*Financial Statements*") have been made available to the Subscriber and appears in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company for the period indicated in therein. The Company has retained the services of an independent accounting firm to audit the Financial Statements. The Financial Statements comply with the requirements of Rule 201 of Regulation CF as interpreted by the SEC.

(h) Use of Proceeds. The Company shall use the proceeds from the issuance and sale of the Common Shares solely to purchase units representing a membership interest in the Crowdfunding Issuer of up to 12.5%.

(i) Undertakings of Crowdfunding Issuer. Crowdfunding Issuer undertakes to (1) solely fund or reimburse the expenses associated with the formation, operation and winding up of the Company, including the payment of all compensation to natural persons operating the Company, (2) provide to the Company all information and disclosures required by Regulation CF, including copies of all filings with the SEC related to the Offering, and (3) provide to the Company all information it distributes to any other investor in the Crowdfunding Issuer.

(j) Undertakings of the Company: The Company undertakes, with respect to any transaction where it is a co-issuer with the Crowdfunding Issuer, to provide to the Subscriber (1) the right to assert all legal rights under state or federal law that such Subscriber would have if it had invested directly in the Crowdfunding Issuer, and (2) copies of all information which it receives from the Crowdfunding Issuer as a member of the Crowdfunding Issuer. Furthermore, the Company will seek instructions from Subscriber and the other holders of Common Shares with regard to (i) the voting of the Crowdfunding Issuers securities which it holds and (ii) participating in tender or exchange offers or similar transactions conducted by the Crowdfunding Issuer and vote the Crowdfunding Issuers securities only in the manner directed by the Subscriber and other holders of Common Shares. The Company will maintain (x) the same fiscal year and the Crowdfunding Issuer and (y) a one-on-one relationship between the number, denomination, type and rights of Crowdfunding Issuer securities which it owns and the number, denomination, type and rights of its securities outstanding.

4. **Representations and Warranties of Subscriber**. By executing this Agreement, Subscriber (and, if Subscriber is purchasing the Common Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of such Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Common Shares have not been registered under the Securities Act. Subscriber also understands that the Common Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act and Regulation CF based in part upon Subscriber's representations contained in this Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Common Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely, and the Company has no obligation to list the Common Shares on any market or take any steps (including registration under the Securities Act or the Exchange Act) with respect to facilitating trading or resale of the Common Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Common Shares. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Common Shares.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Common Shares pursuant to this Agreement, it shall not transfer such Common Shares except:

(i) to the Company;

(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) as part of an offering registered under the Securities Act with the SEC; or

(iv) to a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

The Subscriber understands that the Company has no intention to register the Common Shares with the SEC or any state securities regulatory authority and is under no obligation to assist the Subscriber in obtaining or complying with any exemption from registration available to Subscriber. The Common Shares can only be transferred by the Subscriber after the one-year period in compliance with an available exemption from registration or the filing of a registration statement with the SEC and compliance with applicable state securities laws.

(e) Accredited Subscriber Status or Investment Limits. Subscriber represents that either:

(i) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Subscriber represents and warrants that the information set forth in response to question (c) on the signature page hereto concerning Subscriber is true and correct; or

(ii) either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to the Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower or its annual income or net worth, or (B) $2,500; or

(iii) each of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited Subscriber, or the application of the investment limits, it has sought professional advice.

(f) Subscriber information. The information provided by Subscriber to the Company in connection with the purchase of Common Shares is an integral part of this Agreement and is incorporated by reference for all purposes, is true, correct, accurate and complete as of the date hereof, and will be relied upon by the Company for purposes of determining the eligibility of Subscriber to purchase Common Shares.

(g) Updates to Subscriber Information. The Subscriber hereby agrees to notify the Contact Person immediately if any representation or warranty contained in this Agreement, the IRS Form W-9 or W-8, as applicable, the Subscriber Information Form, or any information provided pursuant to such documents becomes untrue, misleading, or otherwise requires updating at any time. For so long as the Subscriber owns Common Shares, the Subscriber further agrees to provide any revised or updated information necessary to cause the provided information to remain true and correct as soon as practicable upon the Subscriber becoming aware that any such change or revision is necessary. Within five (5) days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) of the Company and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Common Shares, it will require the transferee of such Common Shares to agree to provide such information to the Company as a condition of such transfer.**

(h) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement.

(i) Valuation. The Subscriber acknowledges that the price of the Common Shares was set by management of the Company, that the Company is a start-up entity and has no prior business operations, that the price of the Common Shares was arbitrarily determined by management of the Company, and that no warranties as to value of the Company are being made by management of the Company, the Company or the Crowdfunding Issuer. The Subscriber further acknowledges that future offerings of Common Shares may be made by the Company at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber is a natural person and maintains its domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Fees. The Subscriber has carefully reviewed and understands the various risks of an investment in the Common Shares, as well as the fees and compensation being paid to DealMaker and the Broker/Dealer. Subscriber understands that it will be responsible for paying a portion of the brokerage commission fee in the amount of 3.0% of the subscription amount paid by Subscriber for the Common Shares on the Closing Date. The Company is paying the remaining 5.5% brokerage commission fee due on the amount paid by Subscriber for the Common Shares on the Closing Date.

(l) Foreign Subscribers. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction of residence in connection with any invitation to subscribe for the Common Shares or any use of this Agreement, including (i) the legal requirements within such jurisdiction for the purchase of the Common Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Common Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Common Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(m) Anti-Money Laundering. The Company, except for the exemption provided by Rule 3a-9, would be an "investment company," as defined in the Investment Company Act of 1940, as amended (the "*ICA*"). As a result, it is subject to compliance with laws and regulations aimed at the prevention of money laundering and terrorist financing. Therefore, the Subscriber represents and warrants to the Company and the Crowdfunding Issuer that neither it, nor any holder of any beneficial interest in the Common Shares, is: (1) a person whose name appears on the List of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Asset Control ("*OFAC*"); (2) a person resident in or whose subscription funds are transferred from or through an account in a Non-Cooperative Jurisdiction[1] (for a list of Non-

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[1] A "*Non-Cooperative Jurisdiction*" means any foreign country or territory that has been designated as non-cooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur.

Cooperative Jurisdictions, see http://www.fatf-gafi.org/topics/high-riskandnnon-coopertivejurisdictions); (3) a Senior Political Figure[2], any member of such Senior Foreign Political Figure's Immediate Family[3], or any Close Associate[4] of a Senior Political Figure; or (4) a resident in a jurisdiction that has been designated by the United States Secretary of the Treasury under Section 311 or 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns.[5] The Subscriber agrees promptly to notify the Contact Person to administer any anti-money laundering program, if applicable, of any change in information affecting this representation and covenant. If the Subscriber is purchasing the Common Shares as agent, representative or intermediary/ nominee, or in any similar capacity for any other person, or is otherwise requested to do so by the Contact Person, it will provide a copy of its anti-money laundering policies ("*AML Policies*") to the Contact Person. The Subscriber represents that (i) it is in compliance with its AML Policies, (ii) its AML Policies have been approved by counsel or internal compliance personnel who have been reasonably informed of the legal requirements and best practices for anti-money laundering policies and their implementation, and (iii) it has not received a deficiency letter, negative report or any similar determination regarding its AML Policies from independent accountants, internal auditors or some other person responsible for reviewing compliance with its AML Policies.

(n) Origination of Funds. The Subscriber represents that (except as otherwise disclosed to the General Partner in writing): (1) it does not know or have any reason to suspect that (i) the monies used to fund its purchase of Common Shares is derived from, or related to, any activity that is deemed criminal under applicable law, or (ii) any contribution or payment by the Subscriber to the Company, to the extent that it is within the Subscriber's control, shall cause the Company to be in violation of any law or regulation applicable thereto, including the U.S. Bank Secrecy Act, the U.S. Money Laundering Control Act of 1986 or the U.S. International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, in each case, such statute as amended to date and any successor statute thereto and including all regulations promulgated thereunder (the "*Anti-Money Laundering Laws*"); (2) it does not know or have any reason to suspect that the monies used to fund its purchase of Common Shares derived from, invested for the benefit of or related in any way to the governments of, or persons within, any country under a U.S. embargo enforced by OFAC; and (3) its subscription funds do not originate from, nor will they be routed through, an account maintained at a Foreign Shell Bank, an "off-shore bank," or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

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[2] A "*Senior Foreign Political Figure*" means a current or former senior official in the executive, legislative, administrative ,military or judicial branches of a non-U.S. government (whether elected or not), a senior official of am major non-U.S. political party, a senior executive of a non-U.S. government-owned corporation nor other persons entrusted with prominent public functions. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of , a Senior Foreign Political Figure.

[3] "*Immediate Family*" of a senior political foreign figure typically includes the figure's parents, siblings, spouse, children (biological or adopted) and in-laws.

[4] A "*Close Associate*" of a Senior Foreign Political Figure is a person who is widely and publicly known internationally to maintain an unusually close relationship with the figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure.

[5] The Treasury Department's Financial Crimes Enforcement Network ("*FinCEN*") issues advisories regarding countries of primary money laundering concern. FinCEN's advisories are posted at http://www.fincen.gov/pub_main.html .

(o) Deposit of Distributions. The Subscriber acknowledges and agrees that any amounts paid to it will be paid to the same account from which its original Subscription Payment was remitted, unless the Company agrees otherwise.

(p) Processing Delays. The Subscriber acknowledges that due to anti-money laundering requirements operating within their respective jurisdictions, the Company may require additional documentation before a subscription application can be processed. Please be aware that the Subscriber's failure to provide or a delay in providing any such documentation may delay the acceptance of its subscription by the Company or cause its subscription to be rejected entirely, as applicable.

(q) Verification of Identity. The Subscriber acknowledges and agrees that Common Shares will not be assigned to the Subscriber until such time as the Company has received and is satisfied with all the information and documentation requested to verify the Subscriber's identity.

(r) Privacy Notice. The Subscriber, as a natural person, has received a notice regarding privacy of financial information under the U.S. Federal Trade Commission privacy rule, 16 C.F.R. Part 313 (the "***Privacy Rule***"), attached hereto as Appendix A, and agrees that Common Shares constitute a financial product that it has requested and authorized. In accordance with Section 14 of the Privacy Rule, the Subscriber acknowledges and agrees that the Company may disclose its non-public personal information to its accountants, attorneys and other service providers as necessary to effect, administer and enforce the Company's and its stockholder's rights and obligations.

5. Survival of Representations and Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF TEXAS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. NOTWITHSTANDING THE FOREGOING, THIS FORUM SELECTION PROVISION SHALL NOT APPLY TO THE EXTENT THAT ITS APPLICATION WOULD VIOLATE ANY FEDERAL LAW. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE AND INCLUDING CLAIMS UNDER THE FEDERAL SECURITIES LAWS) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS WAIVER, THE SUBSCRIBER IS NOT DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

7. **Notices.**   Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company or the Crowdfunding Issuer, to:
>
> > LexaGene Life Sciences CF Investors, Inc.
> > 3811 Turtle Creek Blvd.
> > Suite 875
> > Dallas, Texas 75219
> > Attention: David K. Ronck
>
> If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. **Miscellaneous**.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Common Shares shall be immediately subject to this Agreement, to the same extent that the Common Shares, immediately prior thereto, shall have been covered by this Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her name and subscription amount and clicking "accept" and/or checking the appropriate box on the Platform ("***Online Acceptance***"), confirms such Subscriber's investment through the Platform and confirms such Subscriber's electronic signature to this Agreement. Subscriber agrees that his or her electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Agreement and Online Acceptance establishes such Subscriber's acceptance of the terms and conditions of this Agreement.

[*Signature Page Follows*]

LexaGene Life Sciences CF Investors, Inc.

Subscription Agreement Signature Page

The undersigned, desiring to purchase Common Stock of LexaGene Life Sciences CF Investors, Inc. (the "***Common Shares***") by executing the signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Agreement.

      a.   The aggregate principal amount of the Common Shares the undersigned hereby irrevocably subscribes for is $_____.

      b.   The Common Shares being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of [SUBSCRIBER].

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

If the Common Shares are to be purchased in joint names, both Subscribers must sign:

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

This Subscription is accepted on _____, 202__

LexaGene Life Sciences CF Investors, Inc.

By:_____
Name: Curtis Boisfontaine
Title: CEO

<u>Exhibit A</u>

PRIVACY NOTICE

The Company takes precautions to maintain the privacy of personal information concerning the Company's current and prospective Subscribers that are natural persons (including IRAs). These precautions include the adoption of certain procedures designed to maintain and secure such Subscribers' nonpublic personal information from inappropriate disclosure to third parties. Federal regulations require the Company to inform Subscribers of this privacy policy.

The Company collects nonpublic personal information about its Subscribers from the following sources:

- Information the Company receives from a Subscriber in these Subscription Documents or other related documents or forms;

- Information about a Subscriber's transactions with the Company, its affiliates, or others, including service providers that are necessary to carry on our everyday business; and

- Information the Company may receive from a consumer reporting agency.

The Company does not disclose any nonpublic personal information about its prospective, existing or former Subscribers to anyone, except to service providers and counterparties that have been advised as to proper handling of the information and otherwise as permitted or required by law and regulation.

The Company restricts access to nonpublic personal information about its Subscribers to those employees and agents of the Company who have been advised as to the proper handling of such information and who need to know that information in order to provide services to its Subscribers. The Company may also disclose such information to its affiliates and to service providers and financial institutions that provide services to the Company that are necessary or appropriate for the administration of the Company and the effectuation of its transactions or are otherwise permitted by law, such as prime brokers and administrators. The Company will require such third party service providers and financial institutions to protect the confidentiality of the Subscribers' nonpublic personal information and to use the information only for purposes for which it is disclosed to them. The Company may also disclose nonpublic personal information to regulatory authorities as required or permitted by applicable law. The Company maintains physical, electronic, and procedural safeguards that comply with federal standards to safeguard the Subscribers' nonpublic personal information and which the Company believes are adequate to prevent unauthorized disclosure of such information.

The Company does not otherwise provide information about current, former, and prospective individual Subscribers to outside firms, organizations, or individuals except at the Subscriber's request or to attorneys, accountants and auditors of any current, former and prospective individual Subscriber.

IF YOU HAVE ANY QUESTIONS CONCERNING THIS PRIVACY POLICY, PLEASE CONTACT DAVID RONCK (TELEPHONE: 214.651.4050) AT THE OFFICE OF THE COMPANY.

Exhibit B – Life Sciences Patents

Country	Trademark	Registration Number	Goods/Services
Canada	MIQLAB	TMA1108817	Class 1: Chemical buffer solutions; chemicals, namely buffer and standard solutions used in analytical chemistry Class 9: Automated microfluidic instrument, namely, an instrument consisting of a computer, pumps, rotary valves, cartridges and optical system, for the extraction and screening of genetic material, namely, genomes of pathogenic bacteria; laboratory instruments for the detection of pathogens in a biological sample for research use; laboratory instruments for the detection of pathogens in a biological sample for medical diagnostic purposes; sample cartridges for research use
Canada	LEXAGENE	TMA1024492	Class 9: Automated microfluidic instrument, namely, an instrument consisting of a computer, pumps, rotary valves, cartridges and optical system, for the extraction and screening of genetic material, namely, genomes of pathogenic bacteria
Canada	LX6	TMA1024491	Class 9: Automated instrument, namely, an instrument consisting of a computer, pumps, rotary valves, heated elements and single-use disposable cartridges that is capable of asynchronously processing multiple liquid samples, namely, water, blood, urine, pus and swab media by concentrating the liquid samples on the surface of a filter and breaking down the pathogens to expose their genetic material in order to purify and then assemble the genetic material into a series of genetic tests that look for genetic sequences that are unique to the targeted pathogens thereby identifying the pathogens present in each sample
USA	LX6	6,138,901	Class 9: laboratory instruments, namely, automated instruments capable of asynchronously processing multiple samples by concentrating the sample, extracting the genetic material and performing a multiplex test looking for different genetic signatures
USA	LEXAGENE	6,093,374	Class 9: Laboratory instruments, namely, automated microfluidic instruments for the extraction and screening of genetic material

Exhibit C – Lawrence Livermore National Laboratory Patents

Status	Title	Patent Number or Application Number	Type of Patent	Exp. Date
Issued and Licensed from LLNS	Automated High-Throughput Flow-Through Real-Time Diagnostic System	US 8,298,763 B2	Utility	2/27/28
Issued and Licensed from LLNS	Disposable and Removable Nucleic Acid Extraction and Purification Cartridges for Automated Flow-Through Systems	US 8,828,716 B2	Utility	2/28/28
Pending	Nucleic Acid Extraction and Purification Cartridges	16/619851	Utility	12/5/39
Pending	Low-Volume Systems for Sample Identification	PCT/US2020/034179	Utility	5/22/40
Pending	Methods for Identifying Nucleic Acids in a Sample	PCT/US2020/029199	Utility	4/22/40
Pending	Sample Preparation Cartridges and Apparatuses	PCT/US2020/041875	Utility	7/14/40
Pending	Sample Cartridges	PCT/US2021/020580	Utility	3/3/41

Exhibit C-1

<u>**Exhibit D – Life Sciences Business Plan**</u>

LexaGene Life Sciences, LLC

Commercialization Plan

Background

In June 2023, an investment group led by Meridian Realty Advisors of Dallas, TX acquired the assets of LexaGene Holdings, Inc., a company that commercialized a fully automated sample-to-answer instrument ("<u>MiQLab</u>") for the rapid identification of both pathogens and microbial contaminants.

During the recent economic downturn, where many early-stage life science companies struggled to raise capital, culminating in the failure of large, respected banks, LexaGene Holdings, Inc. was forced to declare bankruptcy despite many positive accomplishments by the company.

Meridian's management believes that with a new management team, supported by additional funding and a directional change to focus primarily on uses within the biopharmaceutical manufacturing process, this company and its products has the ability to impact multiple markets, making it an attractive investment opportunity. As such, Meridian's management has formed a new company (LexaGene Life Sciences, LLC – "<u>Life Sciences</u>") to continue developing the technology to commercialize a 2nd generation MiQLab.

This commercialization plan provides an overview of how the proceeds from the next capital raise will be used to develop the next generation of Life Sciences' technology and how this product is anticipated to be used by the biopharmaceutical market.

Capital Raise

Life Sciences anticipates raising an initial $8M – 10M USD to provide the company with sufficient capital to restart the company and complete product development to the point where we believe strategic investors and partners will be eager to get involved to advance the company to the next stage.

Market Research

Life Sciences engaged Fletcher Spaght ("<u>FS</u>"), a professional marketing firm, to perform market research within the biopharma industry to better understand industry needs regarding contamination testing. Their research found the industry desires rapid 'near-line' microbial detection for four common culprits, including 1) bacteria (>90% coverage), 2) fungi (>90% coverage), 3) mycoplasma (> 100 strains), and 4) the 8 most common viruses. The test in highest demand is the total bacteria test, which must have a sensitivity of 10 CFU/mL. Life Sciences will follow FS recommendation to first launch a bacteria test. Further market research will determine whether the fungal, mycoplasma or viral test will be the next priority. FS estimates the total addressable market for all four tests to be $1.4B/year for consumables and $500M for total instruments sold.

Through conversations with representatives in the biopharma industry, we believe a single mid-sized manufacturing plant could generate $5M in revenue per year for Life Sciences. Larger biomanufacturers often have 10 – 20 plants, and there are 66 companies with over $10B in market cap (https://companiesmarketcap.com/biotech/largest-companies-by-market-cap/).

We believe the biopharma market is the best market for this technology because contamination testing systems do not require FDA approval. Note: the final drug products manufactured by biopharma companies are regulated by the FDA, but not the testing methodologies used to verify purity and efficacy. Although the testing tools used by the industry are not regulated by the FDA, the biopharmaceutical industry does abide by US Pharmacopeia guidelines and has rigorous validation test plans that can take a year or more to complete. However, because their validation studies do not require the use of human clinical samples, they are deemed easier than going through the FDA.

Through conversation with consultants, it is known that the biopharma industry is increasingly adopting genetic testing to avoid the massive time delays associated with culture-based methods, which can take up to 28 days to confirm a negative result. Furthermore, the culture-based method cannot easily be used to detect the presence of some viruses, which creates a risk point for them in their testing.

This change in the industry is being motivated by a wave of young safety officers that looking for new technology to modernize their manufacturing practices and understand the power of genetic polymerase chain reaction ("PCR") testing, and these safety officers are looking for ways to improve the safety of their products and to reduce the financial impact incurred when batches of product are lost due to contamination. Since no company has yet to launch a product that is universally accepted across the market, we believe Life Sciences' technology has a good chance of being selected the technology of choice.

It is management's belief that once one or two large biopharma companies more fully adopts automated in-plant PCR testing rather than sending samples to a reference laboratory, then the rest of the industry will soon follow. As such, those companies that have their product commercialized and ready for the specific needs of the industry will be in a great position to become market leaders.

Commercial Product

Life Sciences original MiQLab System ("Gen1") was found to be very attractive to the biopharmaceutical industry, but our market research revealed some significant changes that will be required to better meet the industry's needs. Life Sciences will make a Gen2 version of the MiQLab System and the differences between Gen1 and Gen2 are highlighted in the following table.

Most importantly, the new design has the PCR occur on the consumable rather than inside a reusable portion of the instrument as done in the original MiQLab. This change, in addition to unidirectional flow into the sample cartridge, brings the risk of carry-over contamination to essentially zero. Doing so, will lower the background of the system and should allow the technology to be able to detect less than 10 CFU/mL, which is an industry requirement.

Product Comparison

MiQLab Parameters	Gen1	Gen2*
Size (WxLxH)	17x22x20	11x15x15
Weight	93 lbs	30 lbs
Total Targets Screened	24 at low sensitivity	Separate Tests for • bacteria (>90% coverage) • fungi (>90% coverage) • mycoplasma (> 100 strains) • 8 most common viruses
Designed to handle CHO cells at 10 million/mL	No	Yes
Volume of sample processed	200 – 1,000 uL	1,000 – 10,000 uL
Time-to-Result	~2 hrs Large volume not possible	~2 hrs
Samples per panel/buffer set	25	10
Sensitivity	~ 50 CFU/mL	<10 CFU/mL
Integrated Touchscreen GUI	Yes	No
21 CFR Part 11 compliant	No	Yes
System sell price	$37,500	$75,000 (anticipated)
Consumable sell price	$75	$150 (anticipated)

*All parameters are subject to change after a rigorous design process, testing, and speaking with multiple customers.

Personnel

Upon securing seed capital to start LexLLC, management will attempt to re-hire some of the key personnel that previously worked for the company as well as recruit some new talent. LexLLC will strictly be an R&D company for the first 18-24 months (possibly a bit longer depending on the talent hired).

Milestones

The timings of the below milestones assume a minimum raise of $8M is secured by Jan 1, 2024. Should less capital be raised, the timing will likely need to be adjusted.

Target Date	Milestone
01/01/2025	Complete design of alpha/beta Gen 2 MiQLab
07/01/2025	Using media as a sample, demonstrate sample-to-answer results
10/01/2025	Demonstrate sensitivity of 10 CFU/mL using E. coli in media
01/01/2026	Demonstrate sensitivity of 10 CFU/mL using E. coli in a 10 mL sample containing at least 50 million CHO cells
03/01/2026	Initiate pilot study with a biopharma partner
06/01/2026	After feedback from biopharma companies and internal review of alpha/beta system's performance, complete design changes for commercial system
10/01/2026	Finalize software build for commercial system and manufacture commercial builds
02/01/2027	Complete internal verification studies & electrical safety testing for commercial build, achieve 21 CFR Part 11 compliance
05/01/2027	Secure first commercial sale into a biopharma company into their R&D unit
09/01/2027	Support additional feasibility and validation studies within R&D unit of a biopharma company
05/01/2028	Achieve first 'at-line' placement of our technology into a manufacturing building of a biopharma company and secure a contract(s) that will equate to at least $5M in sales over a six-month period

Exhibit E – Life Sciences Summary Pro Forma Income Statement

THE PRO FORMA INCOME STATEMENT SET FORTH BELOW REFLECTS FUTURE ASSUMPTIONS BY MANAGEMENT BASED ON INFORMATION DERIVED FROM REPORTS OF THIRD PARTIES. WHILE MANAGEMENT BELIEVES THESE ASSUMPTIONS TO BE REASONABLE, THERE IS NO ASSURANCE THAT THE RESULTS REFLECTED IN THE FOLLOWING TABLE CAN BE ACHIEVED IN THE TIME FRAME OUTLINED, IF AT ALL. THESE PROJECTIONS ARE ESTIMATES ONLY AND CHANGING MARKET CONDITIONS AND UNFORESEEN CIRCUMSTANCES AND EVENTS MAY RESULT A SIGNIFICANT CHANGE IN THE TIMING AND REALIZATION OF NET INCOME, WHICH WILL AFFECT THE VALUE OF LIFE SCIENCES IN YEAR 5.

	Year 1	Year 2	Year 3	Year 4	Year 5
Veterinary Care Units	-	-	-	6	16
Bio Burden Testing Units	-	8	20	12	16
Total Units Sold	-	8	20	18	32

Revenues

Veterinary Care Revenues

Units	-	-	-	300,000	800,000
Consumables	-	-	-	33,000	58,900
Re-Occurring Consumables	-	-	-	96,750	727,550
Total Veterinary Revenue	$ -	$ -	$ -	$ 429,750	$ 1,586,450

Bio Burden Testing Revenues

Units	-	600,000	1,500,000	990,000	1,440,000
Consumables	-	732,000	1,830,000	1,098,000	1,061,400
Re-Occurring Consumables	-	1,464,000	17,568,000	37,698,000	50,727,600
Total Bio Burden Testing Revenue	$ -	$ 2,796,000	$ 20,898,000	$ 39,786,000	$ 53,229,000

Consolidated

Units	-	600,000	1,500,000	1,290,000	2,240,000
Consumables	-	732,000	1,830,000	1,131,000	1,120,300
Re-Occurring Consumables	-	1,464,000	17,568,000	37,794,750	51,455,150
Total Revenue	$ -	$ 2,796,000	$ 20,898,000	$ 40,215,750	$ 54,815,450

Cost of Goods Sold

Costs of Goods Sold - Products

Veterinary Care	-	-	-	205,500	716,925
Bio Burden Testing	-	489,400	3,389,700	6,149,400	8,550,300
Products Costs of Goods Sold	$ -	$ 489,400	$ 3,389,700	$ 6,354,900	$ 9,267,225

Costs of Goods Sold - Consolidated

Veterinary Care	-	24,241	77,552	283,877	854,880
Bio Burden Testing	-	965,382	4,901,696	7,486,306	10,734,646
Total Costs of Goods Sold	$ -	$ 989,623	$ 4,979,248	$ 7,770,183	$ 11,589,526
Total Margin	$ -	$ 1,806,377	$ 15,918,752	$ 32,445,567	$ 43,225,924

Expenses

Sales and Marketing Veterinary Care	-	30,739	208,476	364,163	491,945
Sales and Marketing Bio Burden Testing	-	584,049	3,961,044	6,919,101	9,346,962
Sales and Marketing	$ -	$ 614,789	$ 4,169,520	$ 7,283,264	$ 9,838,907
G&A Veterinary Care	30,900	19,661	23,788	12,113	27,067
G&A Bio Burden Testing	587,101	374,949	462,421	245,963	525,808
General and Administrative	$ 618,001	$ 394,610	$ 486,209	$ 258,077	$ 552,874
R&D Veterinary Care	242,969	282,955	329,069	473,063	622,340
R&D Bio Burden Testing	4,616,415	5,376,145	6,252,307	8,988,191	11,824,462
Research and Development	$ 4,859,384	$ 5,659,100	$ 6,581,375	$ 9,461,254	$ 12,446,802
Total Expenses	$ 5,477,385	$ 6,668,499	$ 11,237,104	$ 17,002,595	$ 22,838,583
Net Income (loss)	$ (5,477,385)	$ (4,862,121)	$ 4,681,648	$ 15,442,973	$ 20,387,341